95

02049789

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Washtec AG

*CURRENT ADDRESS

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4888 FISCAL YEAR 12-31-01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/9/02

82-4888

WashTec
CLEANING TECHNOLOGY



ANNUAL REPORT 2001



WashTec AG shares held by members of the Executive and Supervisory Boards as per December 31, 2001

Executive Board	Number/Type
Wolfgang Decker	385,440 shares
	Registered convertible bonds Value: € 76,700
	40,000 option rights
Sabine Decker	4,850 shares
	Registered convertible bonds Value: € 76,700
	40,000 option rights
Dietmar Waldemar Mundil	2,600 shares
Supervisory Board	
Dr. Märten Burgdorf	28,325 shares
Prof. Dr. Ing. Karl Eugen Becker	No shares
Dr. Peter Brütt	No shares
Dr. Hanno Monani	No shares
Robert A. Osterrieth	No shares
Bernd Kosegarten	No shares

Key-figures

	2000 in € million IAS	2001 in € million IAS
- Sales revenues	267.0	256.2
- domestic	120.9	112.7
- intenational	146.1	143.5
EBITDA	17.6	25.0
EBIT	6.6	13.5
Financial results	-8.1	-9.1
EBT	-1.5	4.3
Net profit/loss for the year	-9.9	1.6
Undiluted earnings per share in EUR	-1.30	0.21
Dividend in EUR	0.31	0.10*
Employees	1,838	1,764
Personal expenses	96.3	88.6
Personal expenses ratio	35.7%	33.7%
Raw materials and supplies	111.2	110.9
Raw materials and supplies ratio	41.2%	42.3%
Capital expenditure	7.3	9.7
Cash flow from current operations	11.0	6.5
Net inflow/outflow of cash & cash equivalents	0.1	-10.8
Total assets	248.1	246.1
Equity	40.6	40.1

* *Proposal of Executive and Supervisory Board*

SHAREHOLDER STRUCTURE OF WASHTEC AG AS PER DECEMBER 31, 2001



Augias
Vermögensverwaltungs GmbH** **5.4%**
Wolfgang Decker **5.1%**
3i Group **9.9%**
Freefloat **35.6%**
Eurosynergies **9.9%**
Edelmar Vermögensverwaltungs GmbH **22.3%**
Archernar Vermögensverwaltung GmbH* **11.8%**

* *The shares of Archmar are held in trust for Schroder Buy-out Limited Partnership*

** *The shares of Augias are held in trust for Hamburger Stiftung zur Förderung von Wissenschaft und Kultur*



COMPANY STRUCTURE



WashTec AG
WashTec Holding GmbH
Wesurent Car Wash Marketing GmbH
WashTec International GmbH
WashTec Cleaning Technologie GmbH
VPL Verbundpartner Leasing GmbH
WashTec Holdings
Subsidiaries

FACTS | CONTENT





EXECUTIVE BOARD

Dietmar Waldemar Mundil
Production and Engineering

Sabine Decker
Finance, Foreign Subsidiaries, General Services

Wolfgang Decker
Chairman of the Executive Board
Strategy, Sales, Marketing

Dear shareholders,

Despite the unexpectedly difficult market environment and the general weakness of the economy, WashTec AG once again demonstrated its expertise as a full-service provider of cleaning technology for transport systems in FY 2001.

Merger plans on the part of several oil companies led to noticeable spending restraint in our market, which had an impact not only on the domestic market but also on the pan-European business volume. The European market for roll-over washes and pass-through washes declined by approx 15%.

Due to these market trends we were unable to achieve the planned sustainable increase in earnings on more or less constant sales as announced at the beginning of the year 2001. In particular, sales fell short of our expectations and remained below plan. Against this background, we adapted our activities to the changed market conditions. Thanks to the measures taken, sales revenues, at € 262 million, were down only 2.8% on the previous year. European business remained stable. The restructuring projects initiated in the context of the merger as well as additional cost-cutting efforts stabilized the company's profitability on a sustained basis. Despite the decline in sales, earnings before interest, taxes, depreciation and amortization EBITDA to IAS rose by approx. 42% from € 17.6 million to € 25.0 million.

Market position defended

It was particularly gratifying to see that WashTec was able to defend its strong market position in this highly difficult environment. The decline in sales is due to market factors and not attributable to the company. WashTec has shown that a customer-oriented and service-driven approach and innovative products lead to sustainable success. The reliability of our products and our customized service packages lead to strong customer retention and support our market position also in difficult times. The latter is also attributable to our international presence ensured by our own subsidiaries and our network of exclusive dealerships. Our international customers benefit from top-quality WashTec service. This is an important competitive advantage for the company. In the past year, we intensified our activities in Italy and the USA in order to strengthen our international market position even further. In Italy, which was the last "blind spot" on our map of Europe, WashTec made a successful start. The US business will have a positive effect on the company's medium to long-term growth. The merger-related reorganization of our international activities was completed successfully in the past year.

Changed market situation

The changed market situation will require the company to make further adjustments. Ongoing development and refinement of our high-quality products, including peripheral systems such as water treatment systems, will support our market position in the long term. We also expect continued growth for Wesurent, our car wash operating arm. We feel that the kind of full service offered by Wesurent, which ranges from financing and operation to maintenance and management of existing or new installations, will be a future trend in our industry. Thanks to our comprehensive experience in this field, we are excellently positioned to fulfil our customers' expectations.

Last year, the "Partner for Profit" concept operated by our subsidiary Wesurent Car Wash Marketing GmbH reported clear growth rates. Revenues generated by our subsidiary were more than doubled from € 1.7 million in 2000 to € 4.0 million in 2001.

Our divisions - Cleaning Technology for Commercial Vehicles, Cleaning Technology for Rail Vehicles, Process Technology for the Automotive Industry - were completely reorganized in the past fiscal year and are now excellently positioned to contribute to the company's profitability in the current year.

Service operations

In the services segment, we were able to defend our leading position thanks to innovative products and technologies. Customer-oriented solutions such as the "Smart Cost Service" offer our customers high planning security throughout a machine's lifetime and testify to WashTec's innovation leadership.

As a result of strict cost management and continued process optimization, the company was able to further improve its overall cost structure. On the supply side, the company managed to isolate itself from the general upward trend in costs.

The WashTec share

The performance of the WashTec share was unsatisfactory in the past year as the share was caught in the general downward trend prevailing in the market. However, the company has shown that the restructuring measures initiated have taken full effect as they almost fully compensated for the drop in earnings caused by declining sales. We are confident that this achievement will be acknowledged by the financial community.

We expect demand to remain moderate in the current year, especially in the domestic market, given that the merger-related restructuring in the oil industry will presumably delay replacement investment in our business segment. Apart from our traditional market in the oil industry, we will aim to win new business in related market segments such as car dealerships and tyre dealers. In view of the more friendly spending climate in Europe, we expect our international activities to remain stable.

Management will strongly improve the company's cost structure once again in 2002. Due to the decline in the sales volume, all divisions were subjected to a process structure analysis. The resulting personnel measures and cost-cutting initiatives will lead to a sustainable increase in profitability. All our efforts will focus on raising the company value.

The employees, the management and the Executive Board of WashTec AG are confident that the result will improve significantly in the current fiscal year.

I would like to thank you very much for your continued confidence.

Augsburg, April 2002

Wolfgang Decker
Chairman of the Executive Board

WashTec

THE WASHTEC CONCEPT

Research
- *Market-oriented innovations*
- *Fully-electronic SMS machine communication*
- *Design-to-cost principle*

Sales
- *Think global, act local*
- *Key account management*
- *Global marketing strategy*

Service
- *24-hour service*
- *Project planning*
- *Site analysis*
- *Electronic machine communication*
- *Constant training of engineers*
- *Total facility management*

Production
- *Roll-over washes*
- *Wash tunnels*
- *Self-service washes*
- *Rail vehicle cleaning and process technology*



WashTec is today the partner of first choice for all oil companies, railway operators, car manufacturers and small and medium-sized enterprises requiring advice on efficient cleaning technology for transport systems. We owe this success to our consistent focus on innovative, high-quality products, strict customer orientation and the worldwide availability of our services. New products and solutions that benefit our customers around the globe are constantly being developed both in our own R&D departments and in cooperation with renowned international partners such as Siemens and Deutsche Telekom. The modular production concept allows our systems to be customized to individual locations and customer requirements. The constant expansion of our range of services underlines our position as a full-service provider.

We provide all our customers with individualized service packages through our subsidiaries and our global distribution network.

Our services range from location analyses and profitability calculations for a car wash to financing concepts and installation and maintenance and operation support. Thanks to ongoing optimization and the customer-oriented development of our range of products and services, we have implemented machine communication based on SMS technology, which allows us to coordinate our service calls even more efficiently. The launch of new washing materials and the new water treatment system testifies to our high ability to innovate.

Consistent market orientation and useful innovations have made WashTec the leader in this industry accounting for approx. 30% of the total world market.



TECHNOLOGY LEADER

WashTec train wash technology used on the Sokol, the Russian high speed train, St. Petersburg



MARKET LEADERSHIP

Takeover of the train wash activities of British mechanical engineering company Dawson Trainwash plc. in March 2000 brings additional know-how and valuable customer relationships

WashTec process technology used in the production lines at VW Autostadt, VW Bratislava, Shanghai and Audi Neckarsulm in 2000, 2001



Expansion of the position in North America through the foundation of a US subsidiary and the installation of a US distribution network in September 2000

First delivery of the new WS 30 short tunnel wash specifically designed for the Southern European market in June 2001



Foundation of subsidiaries in Italy, the last European market not yet covered by WashTec, in July 2000

"Based on innovation, quality, personal commitment and full service we want to become the technology and market leader on a global scale."

Wolfgang Decker,
Board Chairman
October 27, 1997

Presentation of fully automatic SMS-based machine communication technology, a result of the cooperation with Deutsche Telekom AG and Siemens, at AUTOMECHANIKA in September 2000



SIEMENS
S 35

Expansion of technological expertise through the takeover of Sherman Supersonic Industries (SSI), a Canadian manufacturer of commercial and rail vehicle washes, in 1998



WESUMAT
CALIFORNIA KLEINDIENST
WashTec

Takeover of the California Kleindienst Group by WESUMAT to create the world's leading supplier of cleaning technology for transport systems (WashTec AG) with effect from January 1, 2000

Launch of the JUNO double roll-over wash, the world's fastest roll-over wash, in 1996



juno

Expansion of the product range through the takeover of Chemirail, a British manufacturer of train toilet cleaning systems, and change of name to Wesurail UK in 1998

Modular concepts for all series.





High flexibility ensures a swift response.



Flexibility means advantages

Little vertical integration
WashTec sees itself as an assembler. High flexibility allows the company to respond swiftly to new market requirements.

Production is concentrated at Augsburg and Schöllkrippen. In the company's plants in Houlgate (France) and Buffalo (USA) systems are adapted to specific market requirements. The facility in Toronto (Canada) specializes in the production of commercial vehicle and train washes for the North American market. The efficiency of all production processes is constantly being reviewed.

Installations are cost-efficiently produced to customer specifications on the basis of standardized prefabricated components. WashTec sources the required components via a network of systems suppliers on a just-in-time basis. Close cooperation with the suppliers means that the latter are already involved in the development of new components at an early stage.

Optimum width of product range
The range of cleaning systems for cars and commercial vehicles includes roll-over washes, drive-through washes and self-service washes. Thanks to the modular concept, the systems can easily be adapted to individual customer requirements. Apart from delivery, WashTec also handles installation of the systems.

WashTec has translated the successful car wash concept to rail vehicle washes and process technology. Thanks to the standardization of parts, lead times in the production process can be reduced significantly, while the systems can still be customized to meet individual requirements. In recent years, WashTec has gained a leading position in the international project business. Reference projects include the ICE train wash in Hamburg,

Launch of the JUNO double roll-over wash, the world's fastest roll-over wash, in 1996


juno

Expansion of the product range through the takeover of Chemirail, a British manufacturer of train toilet cleaning systems, and change of name to Wesurail UK in 1998



train washes in Seoul and Shanghai as well as the Eurotunnel installation in Calais. The St. Petersburg Subway introduced WashTec systems for cleaning their trains in the year 2000. The most recent project is the train wash system for the subway trains in New Delhi (India). The CET (Controlled Emission Toilet) for automatic computer-controlled cleaning of train toilets underlines WashTec's position as a full-range supplier also in this market segment.

WashTec's Process Technology Division provides car manufacturers with individual modules, such as chassis driers, wheel washing and polishing units, which can easily be integrated into their production processes. The Division also offers special solutions for tightness control, which are used, for instance, by VW, Audi and DaimlerChrysler.

Water is our most precious natural resource. Efficient water treatment has therefore been a WashTec priority for many years. The company offers complete systems, standard solutions as well as customized special solutions for all waste-water treatment requirements. This way, we not only protect our environment but also secure the company's long-term success.

Technologically refined high-quality products are the basis of the successful business model for WashTec and our customers. Our comprehensive service concept helps us build long-term customer relationships.



Service for success

End-to-end support is the core of WashTec's service concept. Our experienced employees advise our customers already before they choose a specific installation. A location and requirement analysis serves to find the installation offering maximum benefits to each individual customer. Wesurent Car Wash Marketing GmbH offers network operators a comprehensive range of services, from financing schemes and planning support to installation and operation in cooperation with the customer.

Our proximity to the customer and high responsiveness are our key advantages. WashTec is supported by a network of over 900 service engineers in our own subsidiaries or dealer organizations. Global corporations, in particular, appreciate this global network that offers them services from a single source all over the world.

Expansion of technological expertise through the takeover of Sherman Supersonic Industries (SSI), a Canadian manufacturer of commercial and rail vehicle washes, in 1998

WESUMAT CALIFORNIA KLEINDIENST WashTec

Takeover of the California Kleindienst Group by WESUMAT to create the world's leading supplier of cleaning technology for transport systems (WashTec AG) with effect from January 1, 2000



Partner for Profit.




WashTec

Global sales and service network.



Full service includes not only repairs but a wide range of additional services such as regular maintenance, supply of chemicals, bay cleaning as well as technical and visual face-lifts. Our concept focuses on the availability of the installation to the operator, given that this aspect is of major importance in the context of the lifetime-costing calculation for new investments. Innovative contractual models additionally give our customers high calculation security.

When coordinating service calls, top priority is given to fast response. The deployment of service engineers is managed by the central Customer Care Centre in the Augsburg Service Centre. All incoming service requests are collected in Augsburg, where they are analyzed and the service calls are coordinated accordingly. Maintenance calls are planned on the basis of the customer's business hours and the weather information provided by the METEOSAT satellite. SMS-based machine communication allows not only an immediate response to messages sent by a machine, but also enables the operator to analyze and evaluate their washing operations.

Fast service availability, state-of-the-art installations - all these customer requirements are constantly being fulfilled by our employees. We see ourselves as "Partners for Profit". All products and services are subject to constant quality control. Close cooperation between the sales team, the R&D department and the service team ensure proximity to the market, flexibility and sustained corporate success.

Service – made by WashTec

Presentation of fully automatic SMS-based machine communication technology, a result of the cooperation with Deutsche Telekom AG and Siemens, at AUTOMECHANIKA in September 2000


SIEMENS
S 35



The market environment

Due to merger activity in the oil industry, capital spending was restrained in 2001, with the European market for vehicle washes declining noticeably. According to our assesment, the pan-European market for roll-over washes and was down approx. 17% and tunnel washes approx. 12%, respectively, on 1999. The situation differed from country to country, though.

In Germany, the number of rollover washes was down approx. 17% and tunnel washes approx. 12% on 1999. In the German market for drive-through washes, which relies on the replacement of existing machines, sales were impeded by pending anti-trust decisions on mergers between some of the major petrol companies. Gas station operators postponed necessary replacement investments. Swift decisions on the reorganization of the gas station market should reduce existing uncertainties and have a positive impact on pending investment decisions in 2002. The overall economic situation is expected to improve in the second half of the year, so that the situation in the German market should ease slowly.

In other European countries such as the Netherlands and the UK, our customers implemented their investment projects as expected. The development was particularly favourable in Australia, where WashTec boosted its sales by 33% over 1999. The new Italian subsidiary successfully established itself in the market in the past fiscal year.


EARNINGS
Euro million
25
20
15
10
5
2000
2001
EBIT
EBITDA


MARKET SHARE
in %
100
80
60
40
20
world
Europe
Germany
WashTec market share

Market leadership defended

The market development in 2001 fell clearly short of our expectations at the beginning of the year. When the market failed to recover in the third quarter, we initiated various measures to adapt the company to the market situation. Our international activities remained stable at a high level.

It was gratifying to see that the company was able to maintain its market shares of approx. 76% and roughly 60% in Germany and Europe, respectively, despite the difficult market environment. Positive developments were reported in individual export markets such as Australia and the UK, where we expanded our market share to 44% and 49%, respectively. A global market share of approx. 30% means we are the world's leading supplier of cleaning technology for transport systems.

Increase in earnings and profitability

The past fiscal year was marked by the implementation of the remaining sub-projects relating to the successful merger. These included the merger of our French subsidiaries and the acquisition of the former Wesumat dealer by our Dutch organization. Lean and flexible corporate structures were established to facilitate the integration and harmonization of organizations.

WashTec was able to reach the 3-year targets set for personnel expenses, raw materials and supplies and other operating expenses already in the second year following the acquisition of the California Kleindienst Group. Personnel expenses declined from € 96.3 million in FY 2000 to € 88.6 million, while raw materials and supplies were kept at a low level despite the general upward trend in prices and the much higher export share. Operating expenses were reduced by another € 6.4 million to

First delivery of the new WS 30 short tunnel wash specifically designed for the Southern European market in June 2001



Foundation of subsidiaries in Italy, the last European market not yet covered by WashTec, in July 2000


EXPENSES
Euro million
120
100
80
60
40
20
2000
2001
Raw materials/supplies
Personnel expenses




SYNERGIES
Euro million
12
10
8
6
4
2
Materials Personnel Other
Plan 2002
Plan 2001

Development of staff numbers

	2000	2001
Toatal	1,838	1,764
Domestic	1,315	1,225
International	523	539

€ 37.6 million. Earnings before interest and taxes (EBIT) to IAS climbed from € 6.6 million to € 13.5 million.

Synergies exploited in the past two fiscal years totalled € 26.6 million, of which € 5.2 million were accounted for by personnel expenses, € 12.1 million by raw materials and supplies and € 9.3 million by other operating expenses. This means that much of the company's objective to exploit synergies totalling € 26 million in the course of three years has been reached ahead of schedule.

Employees

The WashTec Group employed 1,764 people on an annual average (previous year: 1,838). Staff numbers in Germany were reduced by 152 without causing social hardship as a result of the optimization of working processes and central functions in the context of the merger projects completed by the end of the year. The US and Italian subsidiaries were



BALANCE SHEET STRUCTURE



in %
100
80
60
40
20
41
16
27
11
48
57
41
16
26
10
49
58
Assets Liabilities
2000
Assets Liabilities
2001
Assets
fixed assets
deferred items
current assets
Liabilities
equity capital
long-term liabilities/ provisions
short-term liabilities/ provisions

consolidated for the first time. Staff numbers in the Netherlands increased due to the acquisition of the dealer organization, while the service organization was strengthened in the UK. Personnel expenses in 2001 were down 8.1% on the previous year.

Balance sheet structure

At € 246.1 million, total assets were down only slightly on the previous year's € 248.1 million as per December 31, 2001. Fixed assets decreased by € 2.3 million due to a moderate decline in intangible and tangible assets. Fixed assets accounted for 40.5% of total assets. At € 42.0 million, inventories remained almost unchanged, while short-term receivables and other assets increased from € 71.1 million to € 74.4 million.

Equity amounted to € 40.1 million, compared to € 40.6 million in the previous year. This represents an equity ratio of 16.3%, compared to 16.4% in the previous year. Some 40.3% of the fixed assets are covered by equity.

Provisions were down from the previous year's € 25.3 million to € 16.6 million. Liabilities towards banks were up € 6.5 million on the previous year to € 99.4 million, with liabilities towards banks with a remaining term between one and five years declining by € 4.4 million to € 10.1 million.

WashTec process technology used in the production lines at VW Autostadt, VW Bratislava, Shanghai and Audi Neckarsulm in 2000, 2001



Expansion of the position in North America through the foundation of a US subsidiary and the installation of a US distribution network in September 2000



Defending our market and technological leadership

In the past fiscal year, WashTec has proven its ability to respond quickly to changing market requirements. In view of the market situation currently prevailing in Germany, we will continue to push ahead our international marketing efforts, the expansion of our commercial vehicles and train cleaning activities as well as the extension of our global service network. The full-service concept and our comprehensive consulting services such as site analysis and operator concepts will continue to gain in importance in the coming years. WashTec will aggressively expand this business segment, thus generating incremental sales. We have a well-balanced range of products and services and will defend our market and technology leadership. The market launch of the WT 1 product line, the first joint WashTec generation of roll-over washes, is scheduled for the end of the current fiscal year and will mark the completion of the standardization of WashTec AG's product range.

Increasing productivity and earnings

A strict cost management system was implemented in the past fiscal year, resulting in flat and flexible organizational structures. The current market development will require us to make additional capacity adjustments, though. We will therefore cut another 72 jobs in Germany by the end of the year 2002, primarily at our production facilities in Augsburg and Schöllkrippen. Alternative working hour and remuneration schemes will result in further improvements. For this purpose, a social compensation plan and a plan for the settlement of conflicting interests have been developed in cooperation with the staff representatives.

WashTec's main objective is to increase productivity. Despite the progress made, we will therefore continue to focus on the further optimization of internal processes in 2002. WashTec aims to achieve an EBIT margin of 8% in the medium term.

The successful completion of all 2001 projects means that WashTec has paved the way for a sustainable increase in earnings and is optimally positioned for the future.

WashTec train wash technology used on the Sokol, the Russian high speed train, St. Petersburg



Takeover of the train wash activities of British mechanical engineering company Dawson Trainwash plc. in March 2000 brings additional know-how and valuable customer relationships

Difficult standing in a rough climate

The downward trend in the German equity market continued in 2001, with the situation aggravated by the events of September 11. Like many others, the WashTec share had a difficult standing in this environment and was unable to isolate itself from the general downtrend. In the first half of the year, however, the share still clearly outperformed the SDAX Performance-Index and the CDAX Composite-Index – Machinery.

When profit projections were downgraded at the end of October, the share lost much more in value than the indices, reaching a low of € 3.40 in December. On the last day of trading, the share price stood at € 3.40, while market capitalization amounted to € 15.64 million.

While the company was able to hold its ground successfully in the market for vehicle cleaning technology, it was unable to do so in the capital market. The company's operational progress is not yet reflected in the valuation of the share. In view of the expected long-term increase in operating results, we view the share's future performance optimistically, though.

Liquidity

The decline in the share price entailed much lower liquidity of the share than in the previous year. The daily trading volume in 2001 averaged 1,717 shares, compared to 3,715 in the year 2000. Most shares were traded on the floor or via the electronic trading system of the Frankfurt Stock Exchange. The average share price in the year 2001 was € 6.16.

Shareholder structure

The free-float at year-end 2001 was 35.6%. Edelmar Vermögensverwaltungs GmbH reduced its shareholding from 39.5% to 22.3%, transferring 11.8% of the shares to Archernar Vermögensverwaltungs GmbH and 5.4% to Augias Vermögensverwaltungs GmbH.

Dividend

WashTec AG will stick to its consistent long-term dividend policy. The Executive Board and the Supervisory Board will therefore propose to the annual general meeting on June 20, 2002 to pay out a dividend of € 0.10.

Open communication

The Executive Board of WashTec AG regularly informed the shareholders about the company's performance. Analysts and journalists were informed about the company's figures and perspectives at numerous personal meetings and in the context of a presentation at the Financial Forum held in Frankfurt in August.

The share

Number of shares	7.6 Mio *
Market capitalization at year-end	15.64 Mio €
Annual high	8.60 €
Annual low	3.40 €
Dividend per share	0.10 € **

** thereof 4.6 million admitted*
*** Supervisory Board and Executive Board proposal*

Dr. Märten Burgdorf



In the past fiscal year, the Supervisory Board held six meetings at which a close look was taken at the company's situation and development. The Executive Board regularly informed the Supervisory Board in written and oral reports, also outside the formal meetings, about the course of business. All transactions that required Supervisory Board approval or were of particular importance, were discussed extensively at the Supervisory Board meetings.

Apart from monitoring the current operations and the progress made in the merger-related reorganization of the company and its subsidiaries, the Supervisory Board closely reviewed all aspects of the Group's structural and technological development and its concentration on the markets of the future.

Unfortunately, the company was unable to maintain its sales revenues at the previous year's level and, hence, to reach to projected earnings targets. The Supervisory Board took a close look at the reasons for this problem and developed and formulated effective adjustment measures together with the Executive Board.

Paying particular attention to the changed business environment, the Supervisory Board discussed and approved the budget for 2002 and the business plans for subsequent years. For this purpose, the Executive Board provided the Supervisory Board with comprehensive information about the company's production, sales, development, personnel and financial planning.

The financial statements and consolidated financial statements for the year ended December 31, 2001 as well as the management report of WashTec AG and the Group management report established by the Executive Board of WashTec AG were audited, together with the accounting system, by PriceWaterhouseCoopers GmbH, Munich, and received their unqualified audit certificate.

In the context of their audit, the auditors had to assess whether the Executive Board has taken the required statutory measures, in particular whether the company has put in place a monitoring system which allows for early identification of developments that could jeopardize the company's continued existence. With regard to the early warning system, the auditors stated that the Executive Board has taken the measures required under § 91 (2) of the German Stock Corporation Law (AktG) and that these measures are suitable for the early identification of developments that could jeopardize the continued existence of the company and the Group.

At the Supervisory Board meetings on April 8 and 24, 2002, the auditor presented the main results of the audit. The audited financial statements and consolidated financial statements, the management report of WashTec AG and the Group management report as well as the profit appropritation proposal had been made available for timely inspection to all members, who raised no objections. All timely questions were answered satisfactorily.

The Supervisory Board approved the result of the audit as well as the financial statements established by the Executive Board. The financial statements are thus formally deemed approved and accepted

The Supervisory Board would like to express its thanks and recognition to all executives and employees of WashTec AG and its affiliated companies for their commitment and the work performed in a difficult environment.

Dr. Märten Burgdorf
Chairman of the Supervisory Board

Augsburg, April 24, 2002

Dr. Märten Burgdorf
Swisttal-Heimerzheim
Chairman of the Supervisory Board

Entrepreneur

Bernd Kosegarten
Hamburg
Vice Chairman of the Supervisory Board

Independent management consultant

- *Chairman of the Supervisory Board: Anton Heggenstaller AG (Unterbernbach), GENIATEC AG (Hannover), NFZ-Norddeutsche Fleischzentrale GmbH (Hamburg)*
- *Member of the Supervisory Board: JENOPTIK EXTEL AG (Jena)*

Prof. Dr.-Ing. Karl Eugen Becker
Gauting
Member of the Supervisory Board

- *Chairman of the Supervisory Board: Data Modul AG (Munich), TÜV Süddeutschland Holding AG (Munich)*
- *Member of the Supervisory Board: Hans Einhell AG (Landau/Isar)*

Dr. Peter Brütt
Augsburg
Member of the Supervisory Board

- *Former Chairman of the Executive Board: MAN Roland Druckmaschinen AG (Augsburg)*
- *Member of the Supervisory Board: Epple Druckfarben AG (Neusäß)*

Dr. Hanno Monauni
Bad Wimpfen
Member of the Supervisory Board

Corporate lawyer and lecturer

Robert A. Osterrieth
London
Member of the Supervisory Board

Director German Venture Advisors 2000 Limited (London)

- *Chairman of the Supervisory Board: Kleindienst Datentechnik AG (Augsburg)*
- *Member of the Supervisory Board: Pari Capital AG (Munich)*

Consolidated flow of funds*

	2000 WT Group in T €	2001 WT Group in T €
Consolidated net income (net loss)	-9,851	1,606
Depreciation on fixed assets (offset against write ups)	11,003	11,495
Income from minorities in annual result	-35	-10
Interest expense of mezzanine loans (not impacting flow of funds)	1,859	1,970
Impact of deferred taxes	8,392	2,612
Change of long-term receivables	116	-32
Additions and write-backs of long-term provisions (net)	3,204	1,704
Gain/loss from disposal of fixed assets	-241	147
Addition and write back of individual value adjustments	840	441
Sub total before changes of net current assets	**15,287**	**19,933**
Decrease of inventories	4,523	201
Increase of trade receivables	-3,578	-4,079
Increase in amounts due from Group companies	-155	-31
Increase/decrease in amounts due from the IRS	-4,099	139
Increase/decrease of other assets	-719	864
Decrease/increase deferred positions	644	-1,454
Increase/decrease of provisions	2,641	-10,499
Increase advance payments received	495	1,378
Increase/decrease trade payables	3,258	-1,708
Increase notes payable	341	1,013
Increase/decrease of other liabilities	-5,235	2,792
Decrease of long-term liabilities	-2,447	-2,042
Net inflows from current operations	**10,956**	**6,507**
Outflows for investments in fixed assets*	-3,257	-5,536
Outflows/inflows from other long-term assets	-55	55
Inflows from disposals of fixed assets	1,040	1,085
Change in the scope of consolidation*	1,884	-518
Outflows from investment activity	**-388**	**-4,914**
Outflows to partners (dividends)	-2,352	-2,370
New long-term financing	0	844
Repayment of long-term liabilities from finance lease	-4,560	-5,730
Repayment of long-term amounts due to banks	-2,856	-4,380
Repayment of long-term liabilities due to shareholder Granbee	-718	-709
Outflows from financing activity	**-10,486**	**-12,345**
Net inflows/outflows of cash and cash equivalents	**82**	**-10,752**
Cash and cash equivalents as of 1 January 2001	**-74,790**	**-74,708**
Cash and cash equivalents as of 31 December 2001*	**-74,708**	**-85,460**
Cash and deposits at banks	**4,759**	**3,815**
Short-term bank liabilities	**-79,467**	**-89,275**

* *see supplementary information on the cash flow statement (No 36 Groupnotes).*

WashTec CLEANING TECHNOLOGY


2001

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF WASHTEC AG

CONSOLIDATED MANAGEMENT REPORT FOR THE FISCAL YEAR 2001

1. Business activities of the parent company

WashTec AG holds equity interests in WashTec Holding GmbH, WESURENT Car Wash Marketing GmbH and WESUCONTROL GmbH. The company is the holding company of the entire WashTec Group and provides legal, financial, marketing and technical services.

The object of the company is to acquire, hold and sell shares in other companies. The object of the company is also to exercise the function of a holding company in the WashTec group of companies. The company is empowered to enter into all transactions which are suitable to promote the objects of the company listed above.

2. General

The capital increase against contribution in kind in the form of the transfer of all shares in California Kleindienst Holding GmbH (now WashTec Holding GmbH) to WashTec AG resolved by the extraordinary meeting of shareholders on December 22, 1999 led to the merger of Wesumat and the California Kleindienst Group. This has produced the world's largest supplier of vehicle cleaning technology. In the context of the merger, the main operating companies of the two groups, Wesumat Fahrzeugwaschanlagen GmbH and California Kleindienst Autowaschtechnik GmbH, were merged to form WashTec Cleaning Technology GmbH in the year 2000.

The merger of the two organisations makes it possible to realise potential cost savings. Key elements of the synergy potential include an improved negotiating position with suppliers due to higher order quantities, the targeted use of shared parts and the pooling and optimisation of development activities. Production activities focused on design-to-cost projects and the optimum utilisation of existing production capacities. The service organisations in all important distribution markets were adapted to the new requirements with a special focus on higher customer service quality.

With a view to standardising the operating activities in the individual markets, the Group merged its subsidiaries in Germany, Denmark, Norway and the UK in FY 2000. These standardisation efforts were continued in FY 2001 with the merger of the French subsidiaries. In addition, our Dutch subsidiary took over the former Wesumat dealer organisation in that country during the past fiscal year. This step means that the market image of the former sales organisations is now coordinated under joint management in all important sales regions.

The most important equity interest is WashTec Holding GmbH. The structures of this company are described below.

2.1 WashTec Holding GmbH

WashTec Holding GmbH acts as an intermediate holding company for the key operating equity interests of the WashTec Group. The company's objects are to acquire, hold and sell equity interests, especially in other companies and real estate, and to advise business enterprises. WashTec Holding GmbH provides financial, accounting, controlling, human resources and IT services for all its subordinate Group companies. The company's registered office is in Augsburg.

WashTec Cleaning Technology GmbH, Augsburg, is an operating company under WashTec Holding GmbH. The company is engaged in the production, distribution and maintenance of high-quality car washes as well as washes for commercial vehicles, trams and trains, including the necessary water reclamation systems and watertightness test systems for the automotive industry; the company also offers specific services. The range of car washes includes pass-through washes, roll-over washes and DIY wash systems based on different technologies (brush, high-pressure and textile designs). Approximately 50% of all WashTec equipment is sold in Germany under the WESUMAT and CALIFORNIA KLEINDIENST brand names, while the balance is sold in the European and other markets. International sales have increasingly gained in importance for the Group in recent years. Sales in Germany are handled through employees in charge of specific sales areas, and through master agreements with petrol companies, while foreign sales are handled through local subsidiaries and local sales organisations owned by third parties. In addition, the service and spare parts business has increasingly gained in importance in all distribution channels. The international activities clearly offer the most promising growth prospects, given the unused market potential there.

Based on its production and distribution of high-quality products and comprehensive customer service, WashTec is the world's leading supplier of cleaning technology. WashTec vehicle washes are manufactured in Augsburg, Schöllkrippen, Houlgate/France, Mississauga/Canada and Tonawanda/USA.

2.1.1 Strategy

WashTec's management aims the corporate strategy at sustainable growth in earnings and sales. Key elements of this WashTec strategy include:

- High-quality products

WashTec's strategy is to develop, produce and supply high-quality vehicle washes. The company's management places great importance on manufacturing quality and has committed all suppliers to compliance with the company's high standards of quality.

- Innovations

WashTec is the leading innovator in the national and international car wash business. The following products are examples of successful market penetration of new developments:

· Filter systems which allow reuse of wash water instead of expensive fresh water;

· Juno – currently the fastest roll-over car wash (complete wash and dry cycle takes only 2 minutes and 30 seconds);

· WS 30, a short car wash requiring little space;

· SofTecs, a wash material made of foamed non-water-absorbent polyethylene;

· a modular system of pass-through washes which allows optimum use of every location.

- Efficient production

Production is concentrated at Augsburg, Schöllkrippen, Recklinghausen, Houlgate/France, Mississauga/Canada and Tonawanda/USA. The Augsburg plant makes WESUMAT-brand roll-over washes, pass-through washes, commercial vehicle washes and train washes as well as water tightness test systems for the automotive industry; the Schöllkrippen plant manufactures CALIFORNIA KLEINDIENST-brand roll-over washes; electronics production is based in Recklinghausen; the Houlgate factory produces roll-over washes for the French market as well as commercial vehicle (trucks and buses) washes; the Mississauga facility builds train washes and bus washes; in Tonawanda, car washes are modified for the US market. Efficiency in production processes is achieved through intensive cooperation with subcontractors in a permanent improvement process designed to optimise added value.

- Distribution

In addition to direct sales to petrol station operators and independent operators, car washes are also sold under delivery agreements with many prominent petrol companies. Distribution in Germany is handled through sales staff, who are supported by direct customer contacts at management level. Great importance is attached to long-term customer retention. All operating processes at WashTec centre on customer-oriented solutions.

- After-sales service

A decisive element in WashTec's corporate strategy is customer service, with the emphasis on keeping car wash downtimes to an absolute minimum. The company uses innovative ideas such as data transfer technology, which enables direct communication with the installation and error diagnosis. Customer service is increasingly based on fully comprehensive maintenance agreements which help to make operating costs predictable and allow stronger focus on lifetime costs of vehicle wash installations in customer investment decisions. Besides from technical support and spare parts, WashTec's customer service also includes location analyses and operator concepts.

- Diversification

The train wash market will continue to maintain fast growth. WashTec has achieved a leading position in this market in Germany and abroad in the last few years. The company sees further major potential for sales and profit growth in this segment in the next few years. In this sector, the company's Canadian subsidiary Sherman Supersonic Industries Corp., Mississauga, Canada, and WESURAIL UK Ltd., York, UK, have established a successful market presence.

For the automotive industry, the company offers solutions for watertightness testing and vehicle dewaxing.

- Internationalisation

WashTec has achieved a substantial part of its sales abroad in the last few years, particularly in Europe. Sales in Asia have been fallen sharply since 1996 due to the unfavourable economic environment; however, the company expects this market to recover in the medium term and has therefore maintained its distribution activities in the region.
In spring 1999, WashTec decided to start exporting car washes to North America. The necessary type approval was obtained in 2000. The first sales successes were scored in 2001 and the dealer network was expanded further. In the next few years WashTec expects sales of car washes in the North American market to contribute to sales and earnings. These installations will be produced until further notice at Augsburg and Schöllkrippen and adapted to customer wishes by our American subsidiary Wesumat Cleaning Technologies Inc.

- Quality management

WashTec was the first European company in its sector to be certified to DIN ISO 9001 for the development, design, production, distribution, service and maintenance of vehicle wash equipment, train washes, care equipment and water reclamation systems including the necessary peripheral and process technology.

In FY 2001, the company was certified to SCC standard (Safety Certificate Contractors) for service, assembly and maintenance of vehicle washes, cleaning systems for rail vehicles, care systems, water treatment systems incl. the related peripheral and process technology.

- Environmental management

WashTec was also the first European company in its industry to get environmental certification to DIN ISO 14001 (for the Augsburg facilities) for the development, design, production, distribution, service and maintenance of vehicle wash equipment, train washes, care equipment and water reclaim systems including the necessary peripheral and process technology. In 2001 the Schöllkrippen facility was also certified to DIN ISO 14001.

2.1.2 Organisation

Through WashTec Holding GmbH, the company indirectly holds all shares in WashTec Cleaning Technology GmbH. This company develops, manufactures, distributes and services vehicle and tram and train wash equipment. The company does not maintain an inventory of finished products; all installations are manufactured to order and to individual customer specifications. Reconditioned machines are offered in addition to new installations. WashTec accepts used machines as trade-ins, and reconditions WESUMAT-brand machines for subsequent remarketing.

WashTec is also a developer and assembler. For this reason, great attention has been paid to building up flexible assembly capacity. Preassembled units and components make for cost-efficient production of customised installations. The high standard of training of WashTec's workforce enables smooth reallocation of assembly capacity over the different product groups. To ensure prompt delivery and maintain its high quality, WashTec also maintains prefabrication capacities for sheet metalworking and switchboard production.

To promote its international expansion, WashTec has established or acquired subsidiaries in France, Spain, Norway, Sweden, Belgium, Denmark, the Netherlands, the UK, Italy, the USA and Canada. The French subsidiary also assembles roll-over washes for the local market, and manufactures the ELITE commercial vehicle wash range. The Canadian subsidiary produces train and bus washes, while the subsidiary in Tonawanda modifies wash equipment for the US market. All subsidiaries are also responsible for distributing and servicing the vehicle washes.

In the last few years WashTec has consistently developed the German and foreign train wash markets, and has steadily increased annual sales. In this context, WashTec took over companies in Canada and the UK in 1998 with proven expertise in these markets. In addition, WashTec is one of the leading suppliers to the automotive industry of systems for testing the watertightness of vehicles.

2.2 WESURENT Car Wash Marketing GmbH

WESURENT Car Wash Marketing GmbH buys, leases and operates vehicle washes on behalf and on account of third parties, offering a wide range of related services. WESTURENT Car Wash Marketing GmbH staff analyse locations, existing operations, competitive situations and additional facilities for every aspect of vehicle washes. They calculate capacity and profitability ratios, and draw up financing models and construction plans. In individual cases WESURENT Car Wash Marketing GmbH may also act as a general contractor, and also handle marketing for the location. The individual vehicle washes are typically sold by WashTec Cleaning Technology GmbH to a leasing company which then leases the installation to WESURENT Car Wash Marketing GmbH. WESURENT Car Wash Marketing GmbH will then operate the facility on behalf and on account of the respective customers.

2.3 WESUCONTROL GmbH

The company's objects are production of and trading in electrical and electronic components and devices as well as all related services, e.g. software development. The company's registered office is in Augsburg. The company was wound up by resolution of the General Meeting on 20 March 2001. This was notified to the Commercial Register in a document dated 27 September 2001.

3. Market and sector overview

The market for car wash equipment in the Federal Republic of Germany is mainly characterised by replacement sales. These are generally of very high quality. In 2001, petrol companies in Germany cut back on investment in new vehicle wash equipment and extended the useful lives of existing plant. Sales in other European markets - also characterised by weak investment on the part of the large oil companies - were clearly below the previous year's level.

Competition

The German and international vehicle wash equipment industry comprises a small number of competitors. No official statistics are, however, available. One of WashTec's key competitors is Otto Christ AG (Memmingen). In the international market, there are also CECCATO SPA (Italy), ISTOBAL SA (Spain), OY TAMMERMATIK AB (Finland) and Ryko Manufacturing Company Inc. (USA). According to its own figures, WashTec has a market share of c. 60% in Europe (in terms of the total number of installed vehicle washes). Globally, WashTec has a market share of c. 30%.

4. State of the Group

WashTec has largely maintained its global market position in 2001, in the face of a significant drop on the previous year in oil company investment. Within the framework of this, sales of the WashTec group followed the market trend, falling 4.1% on the previous year. In Germany, sales dropped even more sharply by a total 6.8%. This was essentially due to the hesitancy over investment by the oil companies, due to various merger efforts. In other European countries, sales fell 4.9%, while the south-east Asian markets showed a slight recovery. In all, machine sales dropped 6.2%, compared to the previous year. Based on internal market research, WashTec believes that it maintained its market share in FY 2001. WashTec expects the domestic market to recover in the second half of the following year, with the foreign markets providing stimulus for growth. The company expects growing volume in the service and operator business.

The following table shows the material changes in the company's assets and finances:

Assets and financial situation

	31.12.2001		31.12.2000		Change
	T€	%	T€	%	T€
ASSETS					
Fixed assets	99,563	40.5	101,850	41.0	-2,287
Deferred taxes	25,185	10.2	27,797	11.2	-2,612
Inventories	41,966	17.1	41,761	16.8	205
Receivables	72,210	29.3	67,978	27.4	4,232
Other assets	2,212	0.9	3,130	1.3	-918
Cash and equivalents at banks	3,815	1.6	4,759	1.9	-944
Accrued and deferred items	1,174	0.5	855	0.4	319
Total assets	**246,125**	**100.0**	**248,130**	**100.0**	**-2,005**
LIABILITIES					
Shareholder equity	40,079	16.3	40,579	16.4	-500
Minority interests	-13	0	-3	0	-10
Provisions and accruals	16,613	6.7	25,346	10.2	-8,732
Due to banks and similar institutions	99,359	40.5	93,932	38.0	5,427
Trade payables, advance payments received	20,804	8.5	21,398	8.6	-594
Other liabilities	69,168	28.0	65,627	26.3	3,541
External capital	205,931	83.7	206,300	83.1	-369
Accrued and deferred items	115	0	1,251	0.5	-1,136
Total Liabilities	**246,125**	**100.0**	**248,130**	**100.0**	**-2,005**

4.1 Assets and financial situation

The following items merit comment as material changes in the financial position and assets:

Consolidated fixed assets amounted to T€ 99,563 as at 31.12.2001, a decrease of 2.2% on the previous year's total of T€ 101,850. This is due primarily to write-downs on goodwill, which is depreciated over 5-20 years at T€ 3,359. Additions to tangible fixed assets relate primarily to allocations from financial leasing (T€ 4,103). The decrease in **deferred taxes** is due primarily to the use of loss carry-forwards.

Inventories were virtually unchanged, increasingly only 0.5% from T€ 41,761 to T€ 41,966. This includes T€ 24 of advance payments made (prev. year: T€ 131).

As a result of the weak domestic market the relative foreign share in sales rose from 54.7% to 56.0%. In connection with the longer payment terms prevailing in these regions, **trade receivables** rose T€ 4,340 from T€ 63,566 to T€ 67,906.

Other assets decreased to T€ 2,212 from T€ 3,130 in the previous year. The largest items are receivables from employees (T€ 635) and dealer loans (T€ 353).

In all **total assets** decreased by T€ 2,005 from T€ 248,130 to T€ 246,125.

By resolution of the General Meeting on 28 June 2001 the **capital stock** of WashTec AG was concerted. To round the Euro par value a capital increase of DEM 1,116,600 was carried out from company funds from DEM 38,000,000 to DEM 39,116,600.

After this the capital stock was converted from DEM 39,116.600 at the fixed conversion rate (EUR 1 = DEM 1.95583) to € 20,000,000. The capital stock of the company is divided into 7,600,000 shares. Each share accordingly represents € 2.63 of the capital stock. The **capital reserve** was also converted by resolution of the General Meeting on 28 June 2001.

The premium of TDM 89,340 (T€ 45,679) from the capital increase due to the bringing in in kind of California Kleindienst Holding GmbH as at 1 January 2000 was offset against goodwill. This offset is not taken under IAS, where there is no reduction in goodwill from capital consolidation. In addition, under IAS 22.21 et seq. the value shown for the capital reserve is reduced by TDM 36,870 (T€ 18,851). This results from the valuation at the stock exchange opening rate in January 2000 (DEM 22.49/share) of the 3,000,000 shares in Wesumat Holding Aktiengesellschaft (now WashTec AG) granted in connection with the bringing in of the shares in California Kleindienst Holding GmbH.

The change in **shareholders' equity** also includes the earnings for the FY reduced by the 2000 dividend and the change in the currency conversion.

Due primarily to the use of **provisions** for reorganisation and tax, provisions and accruals declined from T€ 25,346 by T€ 8,733 or 34.5% to T€ 16,613.

The increase in **Due to banks** is due primarily to financing higher receivables.

Other liabilities increased from T€ 65,627 in the previous year to T€ 69,168, an increase of 5.4%. The main reason for this is the interperiod allocation of maintenance agreements of T€ 1,499 and a rise in payables to employees.

The following table compares the P+L figures for the fiscal years 2001 and 2000 and identifies the changes:

Earnings situation

	31.12.2001		31.12.2000		Difference
	T€	%	T€	%	T€
Sales	256,157	97.6	267,040	98.9	-10,883
Change in inventory	59	-0.0	-3,836	-1.4	3,895
Other own work capitalised	26	0.0	749	0.3	-723
Other operating income	6,213	2.4	6,010	2.2	203
Total income	262,454	100.0	269,962	100.0	-7,508
Costs of materials	110,892	42.3	111,150	41.2	-258
Personal costs	88,556	33.7	96,350	35.7	-7,794
Depreciation	11,495	4.4	11,003	4.1	492
Other operating expenses	38,055	14.5	44,818	16.6	-6,763
Operating result	13,457	5.1	6,641	2.5	6,816
Results of financial activities	-9,116	-3.5	-8,141	-3.0	-975
Earnings before tax	4,341	1.7	-1,500	-0.6	5,841
Income tax	-2,745	-1.0	-8,385	-3.1	5,640
Net income/loss	1,596	0.6	-9,885	-3.7	11,481
Plus minority interests	10	0	34	0	-25
Consolidated net income/loss	1,606	0.6	-9,851	-3.6	11,457

4.2 Earnings situation

The reluctance of the oil companies to invest, particularly in Germany, led to a fall in sales of 4.1%, from T€ 267,040 to T€ 256,157.

The minimal rise in the **cost of sales ratio** from 41.2% to 42.3% shows that the sharp drop in domestic sales and resulting adverse effect on the share in sales of materials used was almost offset by improved access to the purchasing market.

The improvement in the **personnel costs ratio** from 35.7% in the previous year to 33.7% in 2001 despite the clear decrease in sales shows the marked savings from personnel measures initiated and implemented in FY 2000 and FY 2001. WashTec expects further savings in FY 2002 from the further reorganisation measures already planned.

For the purpose of this presentation the cost of sales and personnel costs were shown as a percentage of total output, which includes not only sales but also changes in inventories, other own work capitalised and other operating income.

After realising high potential savings in **other operating expenses** (without other taxes) in FY 2000, further improvements were achieved in FY 2001. A saving of T€ 6,401, particularly savings of T€ 2,337 from legal and consulting expense, resulted in an improvement for the group as a whole from T€ 44,016 to T€ 37,615 in this area.

As a result of the measures described above, and despite the decline of 2.8% in total sales, **operating results** increased significantly from T€ 6,641 (2.5% of total sales) in the previous year to T€ 13,457 (5.1%).

After a negative **financial result** of T€ -9,116 (prev. year: T€ -8,141), the earnings before tax amounted to T€ 4,341, after T€ -1,500 in FY 2000.

The change in **income tax** from T€ -8,385 in the previous year to T€ -2,745 in FY 2001 is due largely to the revaluation of the loss carry-forwards required in the previous year. Under the 2000 Tax Reform Act, the average tax rate for potential taxes in the WashTec Group fell from 55% to 40%. This resulted in a one-time adjustment of T€ 9,135.

Consolidated net income after tax was T€ 1,606, compared with a net loss of T€ 9,851 in FY 2000.

5. Risks inherent in the future development

The main operating activities are located in WashTec Cleaning Technology GmbH, the foreign subsidiaries and WESURENT Car Wash Marketing GmbH. For this reason, the comments on risks inherent in the future development apply to all companies directly or indirectly controlled by WashTec AG.

As a result of the objects of business the WashTec Group is directly and/or indirectly exposed primarily to the following main risks. The individual risks are broken down by operating function.

1. Distribution/market:
   Dependence on major customers
   New orders
   Duration of tenders
   Margin changes
   Competition

2. Production:
   Production facilities
   Quality management
   Environmental management
   Selection of suppliers

3. Personnel:
   Industrial relations
   Employee turnover
   Impact of sick days on operating ability

4. Legal:
   Patents and licences

5. Finances:
   Liquidity
   Credit lines
   Bad debts
   Interest and foreign currency risk

WashTec maintains a risk monitoring system which comprises the following strategies for risk avoidance, risk mitigation and risk shifting and monitoring activities for the residual risks. The process of risk identification and treatment and the implementation of appropriate measures is monitored and updated regularly (at least quarterly). The risk management system is integrated into the quality management and controlling of the WashTec group.

1. Distribution/market:

- The manufacturers of vehicle washes face strong purchasing power in the market from the oil companies. This directly or indirectly affect investment decisions covering over 75% of investment in vehicle washes. WashTec works strategically to spread its sales activities between its customers and seeks to ensure that no single customer pools more than 10% of new-equipment sales.

- Orders and shipments are subject to strong seasonal fluctuation. The focus in sales is on the second half of the year, which accounts for much of annual sales. Numerous internal adjustments are made to take account of these strong capacity fluctuations.

- WashTec seeks to secure master contracts for the supply of vehicle wash equipment with all major petrol companies. Standard practice in the industry is for the petrol companies to put out master contracts to tender and then negotiate terms based on the bids received.

- WashTec analyses the margin development by products and product groups, customers and customer groups and sales areas and sales regions on a monthly basis.

2. Production

- WashTec's production sites are located in Augsburg, Schöllkrippen and Recklinghausen (WashTec GmbH), Houlgate/France (WashTec France S.A.), Mississauga/Canada (Sherman Supersonic Ind. Corp.) and Tonawanda, USA (WESUMAT Inc.). The low level of vertical integration and high standard of employee training enable the production capacities to be adjusted very quickly to changes in demand.

Augsburg: The Augsburg plants produce all WESUMAT-brand roll-over washes, pass-through washes and train and tram washes. The plants at Argonstraße and Gubener Straße also make watertightness test systems for the automotive industry. Besides production, the entire R&D activities are also concentrated in Augsburg. The Augsburg plants work a 35-hour week. Under a company agreement there is a full-year working time model which permits flexible adjustment of working weeks between 26 and 42 hours.

Schöllkrippen: Schöllkrippen manufactures all roll-over washes of the CALIFORNIA KLEINDIENST brand. The factory's working hour agreement is comparable to the Augsburg plants.

Recklinghausen: This plant produces electronic controls for vehicle washes.

Houlgate: Houlgate produces commercial washes of the Elite brand for worldwide sale. It also assembles roll-over washes for the French market, using components manufactured in Augsburg. The Houlgate plant has a 35-hour working week and a company agreement for full-year working hours allowing flexible working weeks between 31-39 hours.

Mississauga: This factory makes train and bus washes primarily for the North American market.

Tonawanda: The Tonawanda plant adapts preassembled washes to American standards and specific customer needs.

Production in Augsburg, Schöllkrippen and Houlgate is carefully coordinated to ensure optimum utilisation of existing production capacities so that the risk of uncovered overhead is largely avoided.

- In 1993 WashTec became the first European company in its industry to be have its quality management certified to DIN ISO 9001. Its French subsidiary is also certified to DIN ISO 9002.

- WashTec was also the first European company in its industry to get environmental certification to DIN ISO 14001. The certificate covers the Augsburg and Schöllkrippen facilities.

- The company systematically evaluates the quality management and environmental management reports in order to identify and assess all relevant risks in the business processes and to initiate improvements where appropriate.

- WashTec's suppliers typically produce components according to specifications and plans provided by WashTec and are committed to deliver optimum quality on a just-in-time basis. WashTec has at least two suppliers for every important part. Procurement bottlenecks and shortages can largely be avoided thanks to the company's close cooperation with its suppliers, which is essential in view of its quality management and environmental management policies. In order to remain flexible on the production and procurement side, WashTec does not award long-term contracts to its suppliers. Nevertheless, the company has a large number of reliable suppliers who have successfully cooperated with the company over the last few years.

3. Personnel

- The employees of WashTec Holding GmbH and its German subsidiaries are covered in collective bargaining and similar agreements.

- Reports from the personnel department are used to analyse the number of and reasons for terminations and the departments affected. This information is used to draw conclusions on operating needs.

- Sick days and absent days are also analysed based on reports from the personnel department, and undesirable trends counteracted as far as possible.

4. Legal affairs

- WashTec's business activities are highly dependent on the company owning or being licensed to use the patents required to produce the vehicle wash equipment. Many of these patents are owned by the company itself or are covered by long-term licenses which give WashTec exclusive use of the relevant rights. WashTec is also interested in extensive international protection for its patents, and spends considerable amounts on this.

5. Finance

- Securing the subsidiary solvency at all times is an important corporate goal. The company has implemented cash management systems to identify potential bottlenecks in time and take appropriate steps.

- As of 31 December, 2001, short-term working capital credit lines totalling € 108.8 million (previous year: € 107.3 million) were available to WashTec AG, WashTec Holding GmbH, WashTec International GmbH, WashTec Cleaning Technology GmbH, VPL Verbundpartner Leasing GmbH and WashTec UK Ltd. at several German banks. Drawings under these totalled € 95.5 million at the balance sheet date. Earmarked for short-term operating purposes, these credit lines have been opened by several banks based on joint and several liability of WashTec Holding GmbH and WashTec Cleaning Technology GmbH. Long-term bank debt as at 31 December 2001 is covered by real estate liens. The WashTec Group is financed mainly through WashTec Cleaning Technology GmbH which as the most important operating company also has the largest financing requirements.

  The financial stability and continued existence of the main operating subsidiary WashTec Cleaning Technology GmbH and WashTec Holding GmbH and the Group depends on the continuing availability of the short-term working capital credit lines during FY 2002. WashTec Holding GmbH also has loans from former shareholders totalling € 37.9 million (mezzanine loan from former shareholders of the CK group) and a loan from the former shareholder of Sherman Supersonic Industries Corp. totalling € 1.7 million. These loans have a term of 1-4 years and will affect the financial situation of the company and the Group in the next few years.

  Further concentration on the customer side through the merger between Shell and DEA on the one hand and Aral and BP on the other hand could delay the investment projects of these oil companies. This results in a risk of liquidity bottlenecks for the company.

- WashTec is concerned to minimise del credere exposure as far as possible. Where customer ratings fall short of first class, heavy use is made of credit limits on receivables. The company requires new customers to provide ratings or proof of financing.

- All positions which are subject to interest rate and currency risks are evaluated on a monthly basis. The likelihood of negative developments affecting WashTec is assessed so that action can be taken to avoid, mitigate or shift the respective interest rate and/or currency positions.

6. Changes in scope of consolidation in FY 2001

The following changes in the scope of consolidation occurred in FY 2001:

- Under an agreement of 31 October 2001 the French California Kleindienst France S.A.S., with registered office in St. Jean-de-Braye, was merged with WashTec France S.A. (formerly WESUMAT France S.A.) with registered office in St. Jean-de-Braye, retroactive to 1 January 2001.

- With effect from 1 October 2001 the Dutch dealer WESUMAT Carwash Nederland B.V., Huizen, was acquired by WashTec Benelux B.V. (formerly California Kleindienst B.V., Zoetermeer) for T€ 885.

7. Research and development

The WashTec Group maintained its position as industry leader in innovation in FY 2001. The new WS30 pass-through wash system is another example of responding to market requirements. The short pass-through wash is primarily for use in southern European countries, and will expand its position there and in other markets.

WashTec was the first supplier in the industry to discover SMS technology for vehicle washes, making possible wireless communication with machines. This permits shorter reaction times and gives an edge in information about current machine status.

The FY 2001 was also marked by the development of a new generation of roll-over systems. This was conceived in accordance with the best practice principle and developed to market requirements with the involvement of the most important customer groups.

8. A look back on 2001

The difficult market conditions prevailing in FY 2000 continued to make themselves felt in FY 2001. The merger negotiations in the German oil industry, which were concluded only at the end of the year, meant there was little willingness to invest. The expected recovery of the market failed to materialise.

The Group has achieved its cost-cutting goals and worked on continuing improvement in internal and external processes.

The number of employees in the Group was reduced over FY 2001 from an average 1,838 to an average 1,764. Further adjustments are planned to the lower market volume and are scheduled for implementation in FY 2002.

9. Outlook

The Group expects the spending restraint on the part of the large oil companies to continue in the first six months of FY 2002. The market is not expected to recover before the second half of the year.

This trend makes necessary further reorganisation in the Group in FY 2002 in response to the market. For this, projects have been defined and agreed on the basis of a comprehensive review of processes in all divisions.

Besides measures to improve cost structures, an agreement on layoffs was signed in Germany with employee representatives covering the elimination of 72 positions on socially acceptable terms. Besides the job cuts, personnel costs will be reduced through alternative systems for working hours and compensation. Reorganisation measures have also been initiated or implemented in our foreign subsidiaries as well.

Augsburg, April 19, 2002

WashTec AG

The Executive Board

Wolfgang Decker　　Sabine Decker　　Dietmar Waldemar Mundil

Consolidated profit and loss account

	Notes	Jan 1 - Dec 31, 2001 in €	Jan 1 - Dec 31, 2000 in €
Sales	28)	256,157,093	267,039,837
Increase (decrease) in work in progress		58,648	-3,836,463
Other own work capitalised		25,910	749,369
Other operating income	29)	6,212,596	6,009,643
Total		**262,454,247**	**269,962,386**
Cost of materials			
cost of raw materials and supplies and goods purchased for resale		97,879,080	99,966,642
cost of purchased services		13,012,598	11,183,384
	30)	**110,891,678**	**111,150,026**
Personnel costs			
wages and salaries		73,897,921	81,796,004
social security contributions		13,772,005	13,858,917
expenses for pensions		886,116	694,722
	31)	**88,556,042**	**96,349,643**
Depreciation of intangible and tangible fixed assets		11,495,370	11,003,161
Other operating expenses	32)	37,614,725	44,016,177
Other taxes		439,792	802,490
		248,997,607	**263,321,497**
Operating result		**13,456,640**	**6,640,890**
Income from financial assets		70,957	16,539
Other interest and similar income		407,656	699,179
Interest and similar expenses		9,594,499	8,856,593
Results of financial activities	33)	**-9,115,886**	**-8,140,875**
Result from ordinary activities			
Earnings before tax		**4,340,754**	**-1,499,985**
Taxes on income	34)	2,744,661	8,385,415
Net income/loss		**1,596,093**	**-9,885,400**
plus: minority interests		**10,037**	**34,743**
Consolidated net income/loss		**1,606,130**	**-9,850,657**
Profit carried forward		-7,803,671	4,398,929
Distribution to shareholders		-2,370,348	-2,351,943
Group-retained loss		**-8,567,889**	**-7,803,671**
EPS (undiluted = diluted)	35)	**0.21**	**-1.30**

Assets

Long-term assets	Notes	Dec 31, 2001 in €	Dec 31, 2000 in €
Intangible assets			
Concessions, industrial property rights and similar rights and assets and licenses in such rights and assets		2,041,813	686,018
- of which purchased		1,102,603	686,018
- of which produced	**7)**	939,210	0
goodwill		46,975,033	49,409,452
payments on account		87,668	87,668
		49,104,514	**50,183,138**
Tangible assets			
land, rights similar to land, and buildings, including buildings on property owned by others		29,192,501	30,103,033
technical plant and machinery		2,709,371	2,167,988
financial leases	**8)**	12,633,000	13,233,123
other fixtures and fittings, tools and equipment		5,040,834	5,650,878
payments on account and assets under construction		358,717	118,969
		49,934,423	**51,273,991**
Financial assets			
participating interests		87,461	41,511
loans to companies with which the company is linked by virtue of participating interests of 25% or more	**9)**	83,831	0
other loans		12,591	11,109
other securities		340,259	340,259
		524,142	**392,879**
		99,563.079	**101,850,008**
Potential tax refunds	**10)**	25,185,051	27,797,429
Long-term receivables and other assets (term to maturity over 1 year)			
trade receivables	**12)**	63,704	31,685
other assets	**15)**	0	54,695
	12)	**63,704**	**86,380**
Total long-term assets		**124,811,834**	**129,733,817**
Short-term assets			
Inventories			
raw materials, consumables and supplies		32,967,789	32,713,998
work in progress	**11)**	2,893,821	3,730,225
Finished products		6,080,984	5,185,932
goods for resale		23.683	130,782
		41,966,277	**41,760,937**
Short-term receivables and other assets (term to maturity under 1 year)			
trade receivables	**13)**	67,841,735	63,533,738
receivable from affiliated companies	**14)**	344,116	312,906
tax receivables	**15)**	3,960,473	4,098,516
other assets	**16)**	2,212,396	3,075,940
	12)	**74,358,720**	**71,021,100**
Cash and cash equivalents, cash at Postbank and banks	**17)**	**3,814,614**	4,759,341
Total short-term assets		**120,139,611**	**117,541,378**
Accrued and deferred items	**18)**	1,173,270	854,904
Total assets		**246,124,715**	**248,130,099**

Liabilities

Shareholders' equity	Notes	Dec 31, 2001 in €	Dec 31, 2000 in €
Share capital	**19)**	20,000,000	19,429,091
Capital reserves	**20)**	27,383,540	27,954,449
Net earnings brought forward	**21)**	-8,567,889	-7,803,671
Consolidated net income/loss		1,263,121	999,298
Effects of currency translation		**40,078,772**	**40,579,167**
Minority interests		**-12,896**	**-2,859**
Long-term liabilities and provisions			
Long-term liabilities			
convertible loan	**26)**	154,666	154,666
to banks and similar institutions	**25)**	10,084,001	14,465,254
other	**27)**	43,006,091	42,941,150
		53,244,758	**57,561,070**
Long-term provisions			
pension reserves	**22)**	5,092,536	5,061,566
other long-term provisions	**24)**	5,029,937	3,741,475
		10,122,473	**8,803,041**
Total long-term liabilities and provisions		**63,367,231**	**66,364,111**
Short-term liabilities and provisions			
Short-term liabilities			
convertible loan	**26)**	154,666	154,666
to banks and similar institutions	**25)**	89,275,128	79,466,730
payments received on account for orders		3,951,017	2,573,254
trade payables		16,853,098	18,824,836
from note financing		1,880,760	867,724
other (from taxes and levies)	**27)**	5,092,993	6,233,072
other (in connection with social security)		2,293,676	2,335,790
other		16,584,532	12,939,692
		136,085,870	**123,395,764**
Short-term provisions			
tax reserves	**23)**	288,305	2,295,994
other short-term provisions	**24)**	6,202,495	14,246,505
		6,490,800	**16,542,499**
Total long-term liabilities and provisions		**142,576,670**	**139,938,263**
Accrued and deferred items		114,938	1,251,418
Total shareholders' equity and liabilities		**246,124,715**	**248,130,099**

CHANGES IN CONSOLIDATED ASSETS FOR THE PERIOD JANUARY 1 TO DECEMBER 31, 2001

PURCHASE OR MANUFACTURING COSTS

INTANGIBLE ASSETS	1/1/2001 T€	Currency difference T€	Additions T€	Other additions T€	Disposals T€	Reclassi-fications T€	12/31/2001 T€
Concessions, industrial property rights and similar rights and assets and licenses in such rights and assets	4,742	0	1,834	0	1,467	-45	5,064
- of which purchased	4,742	0	895	0	1,467	-45	4,125
- of which produced	0	0	939	0	0	0	939
Goodwill	64,049	108	0	829	0	0	64,986
Payments on account	88	0	0	0	0	0	88
	68,879	108	1,834	829	1,467	-45	70,138
TANGIBLE ASSETS							
Land, rights similar to land and buildings	42,688	39	250	0	99	0	42,878
Technical plant and machinery	12,506	30	1,481	0	563	139	13,593
Other fixtures and fittings, tools and equipment	12,914	55	1,503	0	2,345	-92	12,035
Financial leases	19,867	0	4,103	0	3,492	0	20,478
Payments on account	29	0	269	0	29	0	269
	88,004	124	7,606	0	6,528	47	89,253
FINANCIAL ASSETS							
Participating interests	115	0	46	0	0	0	161
Loans to affiliated companies	0	0	84	0	0	0	84
Other loans	11	0	8	0	5	-2	12
Other securities	340	0	0	0	0	0	340
	466	0	138	0	5	-2	597
FIXED ASSETS	**157,349**	**232**	**9,578**	**829**	**8,000**	**0**	**159,988**

CUMULATED DEPRECIATION							RESIDUAL BOOK VALUE	
1/1/2001 T€	Currency difference T€	Additions T€	Other additions T€	Disposals T€	Reclassi-fications T€	12/31/2001 T€	12/31/2001 T€	12/31/2000 T€
4,056	0	465	0	1,467	-32	3,022	2,042	686
4,056	0	465	0	1,467	-32	3,022	1,103	686
0	0	0	0	0	0	0	939	0
14,640	12	3,349	10	0	0	18,011	46,975	49,409
0	0	0	0	0	0	0	88	88
18,696	12	3,814	10	1,467	-32	21,033	49,105	50,183
12,585	33	1,246	0	181	2	13,686	29,192	30,103
10,338	112	789	0	462	107	10,884	2,709	2,168
7,263	40	1,731	0	1,963	-77	6,994	5,041	5,651
6,634	0	3,906	0	2,695	0	7,845	12,633	13,233
-90	1	0	0	0	0	-89	359	119
36,730	186	7,672	0	5,301	32	39,319	49,934	51,274
73	0	0	0	0	0	73	88	42
0	0	0	0	0	0	0	84	0
0	0	0	0	0	0	0	12	11
0	0	0	0	0	0	0	340	340
73	0	0	0	0	0	73	524	393
55,499	**198**	**11,486**	**10**	**6,768**	**0**	**60,425**	**99,563**	**101,850**

Consolidated flow of funds *

	2001 WT Group in T €	2000 WT Group in T €
Consolidated net income (net loss)	1,606	-9,851
Depreciation on fixed assets	11,495	11,003
Income from minorities in annual result	-10	-35
Interest expense of mezzanine loans	1,970	1,859
Impact of deferred taxes	2,612	8,392
Increase/decrease of long-term receivables	-32	116
Additions and write-backs of long-term provisions (net)	1,704	3,204
Loss/gain from disposal of fixed assets	147	-241
Addition and write back of individual value adjustments (net)	441	840
Sub total before changes of net current assets	**19,933**	**15,287**
Decrease of inventories	201	4,523
Increase of trade receivables	-4,079	-3,578
Increase in amounts due from Group companies	-31	-155
Increase/decrease in amounts due from the IRS	139	-4,099
Increase/decrease of other assets	864	-719
Decrease/increase deferred positions (net)	-1,454	644
Increase/decrease of provisions	-10,499	2,641
Increase advance payments received	1,378	495
Increase/decrease trade payables	-1,708	3,258
Increase notes payable	1,013	341
Decrease/increase of other liabilities	2,792	-5,235
Decrease of long-term liabilities	-2,042	-2,447
Net inflows from current operations	**6,507**	**10,956**
Outflows for investments in fixed assets*	-5,536	-3,257
Outflows/inflows from other long-term assets	55	-55
Inflows from disposals of fixed assets	1,085	1,040
Change in the scope of consolidation*	-518	1,884
Outflows from investment activity	**-4,914**	**-388**
Outflows to partners (dividends)	-2,370	-2,352
New long-term financing	844	0
Repayment of long-term liabilities from finance lease	-5,730	-4,560
Repayment of long-term amounts due to banks	-4,380	-2,856
Repayment of long-term liabilities due to shareholder Granbee	-709	-718
Outflows from financing activity	**-12,345**	**-10,486**
Net inflows/outflows of cash and cash equivalents	**-10,752**	**82**
Cash and cash equivalents as of 1 January 2001	**-74,708**	**-74,790**
Cash and cash equivalents as of 31 December 2001*	**-85,460**	**-74,708**
Cash and deposits at banks	**3,815**	**4,759**
Short-term bank liabilities	**-89,275**	**-79,467**

* *see supplementary information on the cash flow statement (No 36 Group notes).*

Equity schedule

	Share Kapital	Capital reserve	Group net income/ net loss	Adjustment position for currency translation	Total
Status 1 January 2000	**11,760**	**1,127**	**4,400**	**988**	**18,275**
Capital increase contribution in kind CK Group 1)	7,669	26,827			34,496
Dividend for previous year			-2,352		-2,352
Net loss 2000			-9,851		-9,851
Currency changes				11	11
Status 31 December 2000	**19,429**	**27,954**	**-7,803**	**999**	**40,579**
Dividend for previous year			-2,370		-2,370
Net income 2001			1,606		1,606
Capital increase	571	-571			
Currency changes				264	264
Status 31 December 2001	**20,000**	**27,383**	**-8,567**	**1,263**	**40,079**

1) CK Group = Group of California Kleindienst Holding GmbH

GROUP NOTES FOR WASHTEC AG 2001

GENERAL

1. General information on the Group

The company's name is WashTec AG, entered in the Commercial Register of the City of Augsburg under HRB 81.

The registered office of the company is Argonstrasse 7, in 86153 Augsburg, Federal Republic of Germany.

The object of the company is to acquire, hold and sale shares in other companies, and specifically to exercise the function of a holding company within the WashTec group of companies.

2. Financial statements

The consolidated financial statements of WashTec AG (as the ultimate parent company) have been drawn up in accordance with the International Accounting Standards (IAS) of the International Accounting Standard Board (IASB) in force at the balance sheet date, with due regard to the interpretations of the Standing Interpretations Committee (SIC). The financial statements are in compliance with EU Directive 83/349/EWG on consolidated financial statements.

No accounting and valuation methods under German law were applied which are not compliant with IAS or SIC.

The requirements of section 292a of the German Commercial Code (HGB) for release from the obligation to draw up consolidated financial statements under the HGB are satisfied. Evaluation of these requirements is based on the German Accounting Standard No. 1 (DRS 1) published by the German Standardisation Council.

The previous year's consolidated financial statements were drawn up under the HGB regulations, and the financial statements in the year under review are the first to be drawn up under IAS regulations. In these financial statements, the figures for the previous year have been calculated in accordance with IAS regulations for compatibility.

The consolidated financial statements to IAS apply the following accounting and valuation methods deviating from the HGB:

- Waiving of provisions for omitted maintenance
- No formation of expense accruals
- Allocating deferred tax to periods on the basis of the balance-sheet oriented liability method and to tax loss carry-forwards
- Capitalising the asset value and remaining liability of financing leases in accordance with the allocation criteria of IAS 17
- Capitalisation of internally-produced intangible assets (development costs) Accounting for and valuation of financial instruments under IAS 39 from 1 January 1.2001 (however, there were no effects from this)
- Recording income and realising profit using the „stage of completion" method
- Calculating pension reserves under IAS 19
- In the context of capital consolidation, the offset of goodwill against reserves which is possible under HGB regulations was waived. In determining goodwill, undisclosed reserves on land and property including the relevant tax apportionment and deferred tax assets from loss carry-forwards were valued and deducted.
- Fixed assets were completely switched to straight-line depreciation.
- Discounting of interest-free long-term liabilities to former shareholders.

In the income statement and balance sheet, individual items were consolidated for the sake of improved clarity. This and other changes in accounting and valuation methods are explained in this appendix. Figures for the previous year are adjusted accordingly.
In accordance with the provisions of SIC 8 on the first time application of IASs, the changeover to IAS requires the preparation of an opening balance as at 1 January 2000. Adjustments were made through the balance sheet to shareholders' equity by debiting or crediting an IAS correction item which was subsequently offset against net earnings or loss carried forward.

This does not take into account the effects of the acquisition of the California Kleindienst Group as at 1.1.2000 (see point 3, Scope of consolidation).

Under IAS goodwill cannot be offset against reserves. As a result of the first time application of IAS in the consolidated financial statements for 2000, goodwill from the initial consolidation of California Kleindienst Group offset against reserves under HGB was reversed in the amount of T€ 45,679. For information on the valuation of the bringing in of the California Kleindienst group, which deviates from the HGB treatment, see section 3, Scope of consolidation. As at 1 January 2000 existing loss carry-forwards at the various Group companies were valued. Depending on the likelihood that loss carry-forwards can be realised (in time and in fact), a value adjustment was made for the relevant deferred tax asset.

Conversion of shareholders' equity presentation to IAS:

	in T€
Shareholders' equity to HGB as at 31.12.1999	**18,305**
Revised valuation of pension reserve	-13
Revised tax liability	-225
Accounting for leasing contracts	257
Capitalising deferred tax on loss carry-forwards	49
Other changes	-67
Reclassification of minority interests	-31
Shareholders' equity to IAS as at 01.01.2000 before acquisition of California-Kleindienst Group	**18,275**

The differences arise primarily for the following reasons.
In the case of **sales** under long-term contracts sales totalling T€ 491 are realised on the percentage of completion method. **Cost of materials** rose correspondingly by T€ 306 due to percentage of completion in the period under review. **Personnel costs** increased primarily due to the formation of provisions for increasing the part-time retirement plans (T€ 2,003) and the reclassification of the personnel costs of reorganisation (T€ 4,443) shown in the consolidated financial statements to HGB format under extraordinary expenses. In addition provisions for severance payments totalling T€ 613 were written back for unnamed employees for IAS purposes. The changes **in depreciation, other operating expenses and results of financial activities** are due primarily to the capitalisation of financial leasing contracts required under IAS. Under this, leased assets are capitalised and depreciated over their useful life on a straight-line basis. Leasing obligations are correspondingly shown as liabilities. The interest expense in leasing payments made is shown separately. The residual value of the repayment is netted out from other operating expense. In addition, goodwill depreciation is T€ 994 lower under IAS regulations than in the HGB format as a result of the different valuation regulations in IAS. The results of financial activities were also were reduced under IAS by interest on a mezzanine loan (T€ 1,859) which is not interest bearing under HGB. Under the Tax Reform Act passed on 14 July 2000 by the Bundesrat, corporation tax rates were lowered from 40% to 25%. The change in tax rate resulted **in deferred tax liability of** T€ 9,135. Other additional expense on taxes in the income statement is due to deferred tax on updating the differences in valuation between tax, commercial and IAS valuations and the loss carry-forwards.

Other tax is shown under IAS in the operating results under other operating expense.

Conversion of the income statement for FY 2000 to IAS:

	HGB in T€	IAS in T€	Difference in T€
Sales	266,549	267,040	491
Change in inventories, capitalised own work and other operating income	4,426	2,922	-1,504
Total income	**270,975**	**269,962**	**-1,013**
Cost of materials	-111,900	-111,150	750
Personnel costs	-90,476	-96,350	-5,874
Depreciation	-8,649	-11,003	-2,354
Other operating expenses and taxes	-47,253	-44,818	2,435
Operating result	**12,697**	**6,641**	**-6,056**
Results of financial activities	-5,539	-8,141	-2,602
Extraordinary result	-4,664	0	4,664
Taxes on income	1,319	-8,385	-9,704
Other taxes	-624	0	624
Consolidated net income/loss	**3,189**	**-9,885**	**-13,074**

3. Scope of consolidation

WashTec AG has a direct and indirect participating interest in six domestic and 19 foreign companies. The share of capital held in these companies varies between 40% and 100%.

The California Kleindienst Group has been included in the WashTec AG scope of consolidation since 1 January 2000. The extraordinary general meeting of WESUMAT Holding Aktiengesellschaft on 22 December 1999 resolved on the merger of the California Kleindienst group and the WESUMAT group. In the course of this reorganisation all shares in California Kleindienst Holding GmbH, Augsburg, were brought in as a contribution in kind with effect from 1 January 2000 (date of the initial consolidation) at a value of TDM 67,470 in exchange for allocation of 3,000,000 new shares (DEM 22.49/share) in WESUMAT Holding Aktiengesellschaft.

This increased the capital stock of WESUMAT Holding Aktiengesellschaft by TDM 15,000 (€ 7,669,378) from TDM 23,000 (€ 11,759,713) to TDM 38,000 (€ 19,429,091). The excess of the value brought in over the capital stock amounting to DEM 52,470,000 (€ 26,827,485) was taken to capital reserve. The name of the company was changed to WashTec AG and entered in the Commercial Register on 17 May 2000. The companies were valued to IAS 22 (benchmark method).

Deviating from the HGB format, the shares granted in the context of the bringing in of the shares of California Kleindienst Holding GmbH to WESUMAT Holding Aktiengesellschaft (now WashTec AG) are valued under IAS 22.21 at the stock exchange opening price at the start of January 2000 of DEM 22.49, and not at the intrinsic value of DEM 34.78 a share shown in the HGB financial statements. The purchase price is increased by the land transfer tax (T€ 123) incurred. Under a settlement dated 28 February 2001 WashTec AG and Edelmar Vermögensverwaltung GmbH agreed on the reciprocal guarantee claims arising out of the bringing-in agreement of 4 November 1999. In accordance with Appendix 2 of the settlement, WashTec AG was granted compensation of € 1,533,876. This was offset against a share in the mezzanine loan in the same amount assigned to WashTec AG, reducing the purchase price correspondingly.

The following companies were added to the consolidation in 2000 due to the merger between the WESUMAT group and the California Kleindienst group.

- California Kleindienst Holding GmbH (now WashTec Holding GmbH), Augsburg
- California Kleindienst Autowaschtechnik GmbH (now WashTec Cleaning Technology GmbH), Augsburg
- California Kleindienst International Beteiligungsgesellschaft mbH, Augsburg (now WashTec International GmbH)
- VPL Verbundpartner Leasing GmbH, Schöllkrippen (now Augsburg)
- California Kleindienst France S.A.S., St. Jean de Braye, France
- California Kleindienst Limited, Wokingham, UK
- California Kleindienst Benelux B.V., Zoetermeer, Netherlands (now WashTec Benelux B.V.)
- California Kleindienst A/S (now WashTec A/S), Hedehusene, Denmark
- California Kleindienst Benelux B.V., Zoetermeer, Netherlands

To merge the various production, service and sales organisations the following measures were taken in FY 2000 and FY 2001:

- Under the merger agreement of 16 August 2000 and the resolutions of the General Meetings of WashTec Cleaning Technology GmbH (formerly California Kleindienst Autowaschtechnik GmbH) and WESUMAT Fahrzeugwaschanlagen GmbH with registered office in Augsburg (HRB 9372) on 16 August 2000, WESUMAT Fahrzeugwaschanlagen GmbH was merged with WashTec Cleaning Technology GmbH retroactively to 1 January 2000 by the transfer of the entire assets in accordance with section 2 No. 1 German Transformation Act (UmwG). For this purpose the General Meeting resolved a capital increase of DEM 3,000,000 in the form of the contribution in kind by WESUMAT Fahrzeugwaschanlagen GmbH.

- Wesumat Bilvask A/S, Middelfart, Denmark, was merged with retroactive effect from 1 January 2000 with California Kleindienst A/S, Hedehusene, Denmark, and renamed WashTec A/S, Hedehusene.

- The Norwegian subsidiary WESUMAT Bilvask Norge AS, Oslo, was wound up. From 1 July 2000 the operating business in Norway was run as a dependent establishment of the Danish company WashTec A/S. Up to this date the results were taken into account separately in the consolidated financial statements.

The breakdown of assets and liabilities in the contribution in kind is shown below:

	in T€
Market value of shares issued	34,497
Land transfer tax	123
Purchase price adjustment	-1,534
Cash payment	0
Purchase price	33,086
Value of contribution in kind	-10,558
Resulting goodwill	43,644
The market value of the asset to be shown correspond roughly to the book value of the asset with the exception of the value of land and property in Augsburg whose undisclosed reserves were capitalised.	
The assets and liabilities in the contribution in kind are shown below:	
Cash and cash equivalents, cash at banks	1,884
Intangible assets	5,742
Tangible assets	26,746
Inventories	21,407
Payments on account	-1,615
Receivables and other assets	36,019
Securities	340
Accrued and deferred items	141
Pension reserves	-4,593
Tax reserves	-464
Other provisions	-18,581
Trade payables	-9,860
Due to banks	-66,803
Other liabilities	-44,608
Deferred tax asset on loss carry-forwards	43,687
Value of purchased assets and debts	**-10,558**
Goodwill	43,644
Purchase price	**33,086**
Less:	
Market value of shares issued	34,497
Purchase price adjustment	-1,534
Land transfer tax	123
Cash and cash equivalents, cash at banks	1,884
Cash inflow from purchased assets	**1,884**

- The Finnish company WESUMAT Autonpesulaitteet Oy, Helsinki, was sold with effect from 31 October 2000 and removed from the scope of consolidation. The results up to the time of sale are taken into account in the consolidated financial statements.

- The UK company WESUMAT Car Wash Equipment Ltd. (now WashTec UK Ltd.), Great Dunmow, took over with effect from 1 August 2000 all material parts of the business operations of California Kleindienst Ltd., Wokingham, UK.

- Under an agreement of 31 October 2001 the French California Kleindienst France S.A.S. was merged with WashTec France S.A. (formerly WESUMAT France S.A.) with registered office in St. Jean-de-Braye, retroactive to 01 January 2001. By resolution of the General Meeting on 31 December 2000 the company was transformed into a S.A.S.

With effect from 1 October 2001 the Dutch dealer organisation of what was then the WESUMAT group was acquired by California Kleindienst Benelux B.V. (now WashTec Benelux B.V.). The purchase price was T€ 885. With net assets taken over of T€ 56, this represents goodwill of T€ 829. The purchase price was paid in cash. There are no significant effects of this acquisition on the assets and financial and earnings situation.

The consolidated financial statements of WashTec AG as at 31 December 2001 include the following group companies:

	Share of capital %	Shareholders' equity – deficit not covered by shareholders' equity T€	Net income/ -loss to IAS T€
Domestic participating interests			
WashTec Cleaning Technology GmbH, Augsburg	100	28,615	9,009*
WashTec Holding GmbH, Augsburg	100	30,375	5,259
WashTec International GmbH, Augsburg	100	1,406	-832*
WESURENT Car Wash Marketing GmbH, Augsburg	100	307	619**
VPL Verbundpartner Leasing GmbH, Augsburg	100	62	477*
WESUCONTROL GmbH, Augsburg	60	-32	-25
Foreign participating interests			
WashTec France S.A.S., St. Jean-de-Braye, France	100	-7,315	-7,755
WESUMAT Belgium S.A., Ohain (Lasne), Belgium	100	1	-22
WashTec UK Ltd., Great Dunmow, UK	100	6,322	625
California Kleindienst Limited, Wokingham, UK	100	1,105	0
WashTec A/S, Hedehusene, Denmark	100	1,644	131
WESUMAT Fahrzeugwaschanlagen Ges.mbH, Vienna, Austria	100	6	-2
WashTec Cleaning Technology España S.A., Madrid, Spain	100	69	3
WashTec Benelux, B.V., Zoetermeer, Netherlands ****	100	3,455	1,159
WashTec Biltvättar AB, Helsingborg, Schweden	100	234	8
Sherman Supersonic Industries Corp., Mississauga, Canada ***	100	-1,566	-46
WESURAIL (UK) Ltd., York, UK	100	245	30
WESUMAT Inc., Tonawanda, USA	100	-1,255	-823
WashTec Srl., Rome, Italy	100	-269	-369

* *before assumption of profit/loss by WashTec Holding GmbH*

** *before assumption of profit/loss by WashTec GmbH*

*** *subgroup with Sherman Supersonic Industries Corp., Tonawanda, New York, USA whose results are included in Sherman Supersonic Industries Corp., Mississauga, Canada*

**** *subgroup with California Kleindienst Benelux B.V., Zoetermeer, Netherlands, whose results are included in WashTec Benelux B.V., Zoetermeer, Netherlands*

The following section explains the company objects of the main subsidiaries according to the Articles of Association.

WashTec Holding GmbH, Augsburg
The company's objects are to acquire, hold and sell equity interests, especially in other companies and real estate, and to advise business enterprises. The object of the company is also to exercise the function of a holding company in the WashTec group of companies.

WashTec Cleaning Technology GmbH Augsburg
The objects of the company are production, purchasing, sale, renting, leasing, maintenance, assembly and operation of wash installations generally and specifically car wash installations, and purchasing, selling and fabricating all associated replacement parts and ancillary products for cleaning, polishing and drying, and trading in technical industrial products of all kinds.

WESURENT Car Wash Marketing GmbH, Augsburg
WESURENT Car Wash Marketing GmbH buys, leases and operates vehicle washes on behalf and on account of third parties, offering a wide range of related services. These cover location, operation and competition analysis, calculating capacity and profitability ratios and developing financing models and construction plans. In individual cases WESURENT Car Wash Marketing GmbH may also act as a general contractor, and also handle marketing for the location. The individual vehicle washes are typically sold by WashTec Cleaning Technology GmbH to a leasing company which then leases the installation to WESURENT Car Wash Marketing GmbH. WESURENT Car Wash Marketing GmbH then operates the facility on behalf and on account of the respective customer.

Other group companies
With the exception of WashTec France S.A.S., St. Jean-de-Braye, France, which also produces truck washes and roll-over washes for the French market, Sherman Supersonic Industries Corp., Mississauga, Canada, which manufactures vehicle washes for road and rail vehicles, and Tonawanda, USA, which modifies pre-assembled vehicle washes to meet US standards, all the other group companies have the sole objects of distributing and maintaining vehicle washes.

The following participating interests were not included in the consolidation for the reasons given and are taken into the accounts at the cost of the participating interest:

Participating interest	Share of capital %	Reason
WESUMAT Hungaria Kft, Budapest, Hungary	40	Insignificant
Kleindienst Svenska A.B., Stockholm, Schweden	100	Lack of business activity, and in liquidation
California Biltvättar A.B, Helsingborg, Schweden	100	Lack of business activity, and in liquidation
Oy Kleindienst AB, Helsingborg, Finnland	100	Lack of business activity, and in liquidation
Markus Spolka z.o.o., Krakow, Poland	50	Lack of business activity, and in liquidation
Neptune Ltd., London, UK	100	Lack of business activity, and in liquidation

4. Methods of consolidation

Capital consolidation
Capital consolidation was done on the basis of the benchmark method in IAS 22 by offsetting the purchase costs against the group share in the shareholders' equity at the time of acquisition. Goodwill before 1 January 1995 was offset against capital reserves in

the amount of T€ 24,837. Assets and liabilities are taken over at market value.
The difference between the purchase cost of the acquired participating interests and the corresponding share in assets and liabilities taken over is – where present – assigned by revealing undisclosed reserves. Any remaining differences were increased by deferred tax liability on undisclosed reserves and reduced by deferred tax assets on acquired tax loss carry-forwards. The remaining amount was capitalised as goodwill and – in line with its future economic benefit – depreciated through the income statement over a period of up to 20 years (see p. 51).

Debt consolidation
Receivables and payables between companies included in the consolidated financial statements were eliminated.

Intragroup earnings elimination
Inventories were valued in the consolidated financial statements at group manufacturing costs or group purchase costs. Intragroup earnings of T€ 2,401 (prev. year: T€ 2,067) were eliminated in the present financial statements. In determining the maximum value of group manufacturing costs, prorated apportionable costs of product-related general administration were taken into account.

For the currency translation the following exchange rates were used for the relevant currencies of countries which are not members of the European Monetary Union:

	Average		Relevant date	
	2001	2000	Dec 31, 2001	Dec 31, 2000
Currency	€	€	€	€
1 USD	1.12	1.09	1.13	1.08
1 CAD	0.72	0.73	0.71	0.72
1 GBP	1.61	1.65	1.64	1.60
100 SKR	10.78	12.09	10.72	11.29
100 DKR	13.42	13.42	13.45	13.40
100 NKR	12.44	12.32	12.56	12.11

Expense and earnings consolidation
In the consolidated financial statement sales and other operating income from sales and products of consolidated companies were netted out with the corresponding expenses of the recipient of the products and services.

5. Currency translation

Monetary assets and liabilities in foreign currencies are valued at their price at the relevant date. Realised and unrealised profits and losses are offset in the results.

The annual financial statements of foreign subsidiaries are translated into Euro following the concept of functional currency. Their functional currency is their respective currency. Assets and debts are accordingly translated at average rates on the balance sheet date and the income statements are translated at annual average rates.

Differences in translation from this and from translating carry-forwards from earlier years are taken to shareholders' equity. Goodwill arising from capital consolidation at foreign subsidiaries is carried at historic purchase cost.

For the currency translation the following exchange rates were used for the relevant currencies of countries which are not members of the European Monetary Union.

6. Accounting and valuation principles

The annual financial statements of WashTec AG and its domestic and foreign subsidiaries are drawn up using uniform accounting and valuation principles in accordance with IAS 27. Valuations of subsidiaries differing from uniform group principles were retained in individual instances if their effects on the consolidated financial statements are insignificant.

The main accounting and valuation methods in the group are summarised below:
Intangible assets include purchased EDP programs and licences whose useful life is set at three to five years. These are valued at cost less scheduled straight-line depreciation.

Under IAS 38 (Intangible assets), research costs are not eligible for capitalisation and development costs are only eligible if certain precise conditions are met. Capitalisation is always required if the development activity will with adequate probability lead to future cash flows which cover not only current costs but also the corresponding development costs. In addition, various criteria must be additively met regarding the development project and product to be developed. These conditions are met at the WashTec group, and the corresponding costs were duly capitalised.

Tangible assets relating to buildings, plant and machinery and office furniture and equipment are valued at cost less cumulated depreciation. Manufacturing costs of plant produced internally included both directly attributable costs and prorated material and production overheads and depreciation (IAS 16). Interest on borrowing is not included in manufacturing costs (IAS 23). Repair costs are offset immediately as expense. Depreciation is taken over a five-year period using the likely useful life „pro rata temporis".

Unscheduled depreciation on intangible and tangible assets is taken in accordance with IAS 36 if the recoverable amount of the asset concerned has fallen below its book value.

Tangible assets used on the basis of leasing contracts are capitalised and depreciated on a straight-line basis if the conditions for a financial lease under IAS 17 are met.

Financial assets relate to shares in companies outside the consolidation, loans to affiliated companies and other loans and securities. Other loans are loans made within the meaning of IAS 39. These are valued at updated purchase cost. Other securities are classified as held-to-maturity in accordance with IAS 39. These are valued at updated purchase cost.

Inventories are valued at purchase or production using the FIFO method. Write-downs are taken in the event of lower resale value at the balance sheet date. Production costs (IAS 2) cover individual material and production costs, special individual costs of production and prorated material and production overhead including prorated depreciation. Interest on borrowing is not capitalised if used to finance finished products (IAS 23). Noncurrent inventories or products difficult to move were not valued or were shown at scrap value.

Production orders for long-term production are shown at percentage-of-completion (IAS 11). The degree of production to be used is determined by the cost-to-cost method. Orders are shown as receivables.

Receivables and other assets are shown at par less identifiable individual value adjustments. Value adjustments are made on doubtful receivables. For trade receivables the general debt risk is covered by formation of a lump-sum general provision whose value is determined on the basis of past experience.

Reserves for pensions and similar obligations are calculated on the projected unit credit method (IAS 19). This method takes into account not only the known pensions and acquired entitlements at the balance sheet date but also salary and pension increases to be expected in the future. Actuarial profits and losses exceeding 10% of the insurance scale are distributed over the average remaining employment.

Tax and other reserves are formed if there is an obligation to a third party arising out of a past event which will probably lead to an outflow of assets in future and this outflow can be reliably estimated.

The provisions included in debts take into account in accordance with IAS 37 all identifiable risks and uncertain obligations to the value of their likely occurrence.

Liabilities are carried at updated purchase costs (IAS 39.93). Liabilities under financial leasing contracts are shown at the cash value of leasing payments at the balance sheet date.

Accrued and deferred items are used to allocate sales revenue for maintenance agreements to the correct periods.

Deferred taxes are valued in accordance with IAS 12 at different values for assets and liabilities in IAS and tax balance sheets, on consolidation transactions and realisable loss carryforwards, deferred tax assets only to the extent that the associated tax refunds or reductions are likely to occur. Deferred tax assets are shown as a separate item after financial assets. Deferred taxes are identified on the basis of the tax rates expected in the individual countries at the time of realisation. The applicable tax regulations are those applying or adopted at the balance sheet tax rates for deferred taxes in the group are 40% for the German companies.
Income for the financial year is taken into account on realisation, independent of the time of payment. Income from the sale of plant, merchandise and services is realised when the delivery or service is provided or can be made when transfer of risk has taken place. The instrument of delayed acceptance is applied. In accordance with the terms and conditions and sections 292 et seq. of the German Civil Code (BGB), plant is still invoiced if it cannot be accepted at the set delivery dates for reasons beyond the customer's control.

Period-related expense and income is only taken into account if it arises in the financial year.

The consolidated financial statements included estimates and assumptions which affect the amount and presentation of assets. Actual values may differ from the estimates. Estimates relate primarily to the use of write-downs on inventories, assessment of provisions and the realisability of deferred tax assets.

NOTES ON THE CONSOLIDATED BALANCE SHEET

Assets

The composition of and changes in tangible, intangible and financial assets are shown in the attached statement of changes in consolidated assets.

7. Intangible assets

Intangible assets at WashTec Cleaning Technology GmbH include capitalised development costs for the next generation of roll-over washes totalling T€ 939. In addition T€ 3,973 (prev. year: T€ 4,568) of R&D costs were incurred which are not capitalised.

Total goodwill with a book value of T€ 46,975 had the following breakdown as at 31.12.2001.

Goodwill at 31.12.2001

	Purchase costs 31.12.2001 in T€	Cumulated depreciation to Dec. 2001 in T€	Book value 31.12.2001 in T€
California Kleindienst-Group, Augsburg	43,644	4,364	39,280
VPL Verbundpartner Leasing GmbH, Augsburg	3,076	648	2,428
Sherman Supersonic Industries Corp., Canada	2,862	759	2,103
Ibing GmbH, Recklinghausen	4,061	2,730	1,331
WashTec Benelux B.V., The Netherlands	829	10	819
A. Rohé GmbH, Augsburg	2,976	2,651	325
WESUMAT France S.A., France	276	55	221
Wesurail (UK) Limited, UK (assumption of rail business)	255	56	199
WashTec A/S, Denmark	314	118	196
Wesurail (UK) Limited, UK	186	143	43
WashTec France S.A.S.	56	33	23
WESUMAT Fahrzeugwaschanlagen GmbH, Augsburg	6,317	6,310	7
Wesumat Biltvättar AB, Sweden	134	134	0
Total	**64,986**	**18,011**	**46,975**

The service life of the largest goodwill entries is shown below:

	Period in years
California Kleindienst-Group, Augsburg	20
VPL Verbundpartner Leasing GmbH, Augsburg	15
Sherman Supersonic Industries Corp., Canada	15
Ibing GmbH, Recklinghausen	15
WashTec Benelux B.V., The Netherlands	20
A. Rohé GmbH, Augsburg	11
WESUMAT France S.A., France	15
Wesurail (UK) Limited, UK	4

8. Tangible assets

Tangible assets include assets (machinery and vehicles) under the item „Financial leasing" which are attributable to the group in accordance with IAS 17.

As at 31.12.2001 this item contained machines from sale-and-lease-back transactions to a value of T€ 6,290. The historic purchase costs amounted to T€ 10,421 and cumulated depreciation to date totals T€ 4,131.

Sale-and-lease-back transactions were entered into in the course of the operator business at WESURENT Car Wash Marketing GmbH The machines manufactured by WashTec Cleaning Technology GmbH are sold to a leasing company and leased back by WESURENT Car Wash Marketing GmbH, which in turn lease them to customers, and particularly large operator groups or oil companies in the framework of its operator model. Generally lease-back contracts have a term of 5-10 years, while contracts between

Scheduled depreciation on plant is calculated on the basis of the following useful lives:

Plant	Useful life
Buildings	20-50 years
Technical plant and machinery	5-8 years
Other fixtures and fittings, tools and equipment	3-8 years

Land, rights similar to land and buildings apply to the following companies:

	31.12. 2001 in T€	31.12. 2000 in T€
WashTec Cleaning Technology GmbH, Augsburg	27,107	28,154
WashTec UK Ltd., UK	791	625
WashTec France S.A.S., France	499	484
WashTec A/S, Denmark	435	467
Sherman Supersonic Industries Corp., Canada	320	337
Other	41	36
Total	**29,193**	**30,103**

Wesurent Car Wash Marketing GmbH and its lessees. Leasing income is calculated on the basis of washes performed; there is a minimum payment obligation only in individual cases. Real estate at WashTec Cleaning Technology GmbH is subject to mortgage liens of T€ 9,510 and at WashTec Bilvask A/S of T€ 351.

9. Financial assets

Of acquisitions at purchase costs totalling T€ 138, T€ 130 relate to the Danish subsidiary. Securities are securities (Sicav) deposited by the French subsidiary WashTec France S.A. as security with a bank. These are not discounted as they are interest-bearing securities. The securities are classified as held to maturity. The book value of other loans and securities corresponds essentially to their individual market value.

10. Deferred tax assets

The balance of deferred tax assets of T€ 25,185 results primarily from deferred tax receivables from usable tax loss carry-forwards of T€ 29,593 (T€ 27,384 in Germany and T€ 2,209 abroad) and deferred tax liability due to increased real estate value of T€ 4,975. The realisability of these loss carry-forwards is assured with adequate certainty.

Deferred taxes are calculated under the liability method on the basis of a tax rate of 40%. This is the calculated average tax rate in Germany after the Tax Reform Act of 14 July in 2000.

The timing differences between the commercial and tax balance sheet include specifically liabilities from the mezzanine loan (T€ 1,144), provisions for part-time retirement plan (T€ 1,077), and pension reserves (T€ 116).

Deferred tax assets and liabilities are offset where there is this option and tax assets and liabilities relate to the same tax authorities.

Deferred tax assets changed as follows in the financial year:

	1.1.2001 in T€	Change in T€	31.12.2001 in T€
Tax loss carry-forwards	32,213	-2,620	29,593
Timing differences between commercial and tax balance sheet	2,890	277	3,167
Intragroup earnings elimination	827	133	960
Timing differences HGB/IAS for part-time-to pension	801	-801	0
Total	**36,731**	**-3,011**	**33,720**

Deferred tax liabilities changed as follows in the financial year:

Relating to differences in timing between IAS/HGB	1.1.2001 in T€	Change in T€	31.12.2001 in T€
Increase in value of land and buildings	-5,097	122	-4,975
Mezzanine loan	-2,027	788	-1,239
Straight-line depreciation	-1,017	-60	-1,077
Leasing	-464	-229	-693
Development costs	0	-376	-376
Sales by percentage-of-completion	-74	-29	-103
Severance payments	-245	177	-68
Pensionen	-10	6	-4
Total	**-8,934**	**399**	**-8,535**

The following amounts resulting from netting out of assets and receivables are shown in the consolidated financial statements:

	31.12. 2001 in T€	31.12. 2000 in T€
Deferred tax assets	33,720	36,731
Deferred tax liabilities	-8,535	-8,934
Total	**25,185**	**27,797**

11. Inventories

	31.12. 2001 in T€	31.12. 2000 in T€
Raw materials, consumables and supplies	32,968	32,714
Work in Progress	2,894	3,730
Finished Products and Merchandise	6,081	5,186
Total	**41,943**	**41,630**

In addition advance payments were made on inventories totalling T€ 24 (prev. year: T€ 131).

In the year under review value adjustments to inventories totalled T€ 5,553 (prev. year: T€ 6,179).

12. Receivables and other assets

	2001 in T€	2000 in T€
Trade receivables	67,906	63,565
of which		
long-term receivables (term > 1 year)	64	31
short-term receivables (term < 1 year)	67,842	63,534
Receivable from affiliated companies	344	313
of which		
long-term receivables	0	0
short-term receivables	344	313
Other assets	2,212	3,132
of which		
long-term receivables	0	55
short-term receivables	2,212	3,077
tax receivables	3,960	4,098
Total	**74,422**	**71,108**
of which		
long-term receivables	64	86
short-term receivables	74,358	71,022

Long-term trade receivables represent guarantee retention of title at customers. The book value of receivables corresponds essentially to their market value.

13. Short-term trade receivables

	31.12. 2001 in T€	31.12. 2000 in T€
Gross amount	72,669	67,845
Individual provisions	-4,308	-3,526
General provisions	-519	-785
Net amount	**67,842**	**63,534**

Trade receivables include manufacturing orders totalling T€ 1,462 (prev. year: T€ 939) which were included in the accounts under the percentage-of-completion method under IAS 11. Sales of T€ 523 face Material costs incurred in the year under review totalled T€ 450 and personnel costs T€ 149. This resulted in a prorated loss of T€ 76 (before deferred tax).

14. Receivables from affiliated companies

These receivables result from deliveries to participating interests not fully consolidated in the consolidated financial statements. They relate exclusively to receivables from WESUMAT Hungaria KFT, Budapest, Hungary, with the following breakdown.

15. Receivables from tax office

The receivables from the tax office are due mainly to claims for refunds from offsettable corporation tax and capital income tax due to the dividend payments by WashTec Holding GmbH to WashTec AG (T€ 2,624) and by WashTec CleaningTechnology GmbH to WashTec Holding GmbH (T€ 854), both in FY 2000.

16. Other short-term assets

Other short-term assets totalling T€ 2,212 include T€ 635 of receivables from employees, primarily due to advances on travel expenses (T€ 293), and loans to the Executive Board (T€ 175) and senior executives (T€ 125) to purchase convertible bonds. The loans have a maximum term to 31 December 2008 and bore interest of 6% p.a. during the period under review. They were issued in December 1997. The largest other items are a loan to the Czech dealer Varsumat of T€ 353, offsetting accounts totalling T€ 163, and advance licence payments of T€ 102.

17. Cash and cash equivalent and cash at banks

	2001 in T€	2000 in T€
Cash and cash equivalent and cash at banks	3,815	4,759
Total	**3,815**	**4,759**

Cash at banks includes receivables in foreign currency totalling T€ 1,931 (prev. year: T€ 2,373).

18. Accrued and deferred items

The accrued and deferred items arise out of the allocation to periods of advance lump-sum maintenance fees and advance payment of insurance premiums and taxes.

SHAREHOLDERS' EQUITY AND DEBTS

19. Share capital

By resolution of the General Meeting on 28 June 2001 the capital stock of WashTec AG was converted to Euro. To round up the Euro par value a capital increase was carried out from company funds of DEM 1,116,600 from DEM 38,000,000 to DEM 39,116,600 at the fixed conversion rate (DEM/EUR 1.95583/1), which was converted to € 20,000,000. The capital stock of the company is divided into 7,600,000 shares. The share capital is fully paid up. Each share accordingly represents € 2.63 of the capital stock.

Authorised capital

The authorised capital was converted from DEM to EUR by resolution of the General Meeting on 28 June 2001.

Authorised capital I

The Executive Board of the company is authorised to increase the capital stock of the company with the approval of the Supervisory Board up to 16 October 2002 by issuing new shares for cash or contributions in kind, once or more up to a total of € 3,681,302.

Authorised capital II

The Executive Board of the company is authorised to increase the capital stock of the company with the approval of the Supervisory Board up to 16 October 2002 by issuing new shares for cash or contributions in kind, once or more up to a total of € 1,175,971.

Contingent capital

In accordance with section 218 German Companies Act (AktG), the contingent capital of a plc is increased in the same ratio as the increase in capital stock through a capital increase from company funds. The authorised capital was converted from DEM to EUR by resolution of the General Meeting on 28 June 2001.

Contingent capital I

By resolution of the General Meeting on 28 June 2001 and as a result of the capital increase from company funds, the contingent capital I was increased by DEM 29,384 from DEM 1,000,000 to DEM 1,029,384 and subsequently converted to Euro. The capital stock of the company is conditionally increased by up to € 526,316, divided into 200,000 shares with a nominal value of € 2.63. The contingent capital increase will only be carried out if the holders of convertible bonds issued in accordance with the resolution of the General Meeting on 17 October 1997 exercise their conversion right and the increase is required for conversion in accordance with the conversion conditions. The shareholders' equity share was not shown separately as it is not material.

Contingent capital II

By resolution of the General Meeting on 28 June 2001 and as a result of the capital increase from company funds, the contingent capital I was increased by DEM 67,584 from DEM 2,300,000 to DEM 2,367,584 and subsequently converted to Euro. The contingent capital increase II resolved in the extraordinary General Meeting on 22 December 1999 allows the capital stock of the company to be increased conditionally by up to € 1,210,526 to issue up to 460,000 bearer shares each with a share of € 2.63 in the capital stock. The contingent capital increase is solely for the purpose of granting stock option to members of the Executive Board of the company and senior management of companies affiliated with the company, and to employees (including senior management) of the company and companies affiliated with the company.

The shareholders have no statutory subscription right to the option rights. The contingent capital increase must only be carried out to the extent that holders of issued option rights exercise these rights. In FY 2000 and FY 2001 the Executive Board and Supervisory Board issued 140,000 option rights to senior executives and members of the Executive Board.

The holders of the options are not required to make any payment for the option rights. The option rights can only be executed after a blocking period of two years in tranches within a three-year period ending in 2004. The option rights can only be executed if before the relevant exercise period the WashTec share performance at least matches the growth in the SMAX All-Shares-Xetra index.

The new shares are entitled to share in the profit of the company from the beginning of the financial year in which they come into being through the exercise of option rights. The Executive Board was authorised with the approval of the Supervisory Board to set further details for carrying out the contingent capital increase, unless option rights are issued to members of the Executive Board of the company; in this case the further details for carrying out the contingent increase will be set by the Supervisory Board.

The valuation of and accounting for the option rights is based on their intrinsic value (in accordance with APB 25). The intrinsic value is calculated by comparing the exercise price with the current market price. No expenses had to be recorded.

20. Capital reserve

The capital reserve was also converted from DEM to Euro by resolution of the General Meeting on 28 June 2001. By resolution of this General Meeting a capital increase of TDM 1,117 (T€ 571) was carried out from company funds and the capital reserve reduced correspondingly.

The capital reserve contains only the premium from capital increases. The premium of TDM 89,340 (T€ 45,679) from the capital increase calculated in accordance with HGB due to the bringing in in kind of California Kleindienst Holding GmbH as at 1 January 2000 was offset in full against goodwill. This offset is not taken under IAS, where there is no reduction in goodwill from capital consolidation. In addition, under IAS 22.21 et seq. the value shown for the capital reserve is reduced in comparison to the HGB treatment by TDM 36,870 (T€ 18,851). This results from the valuation at the stock exchange opening rate in January 2000 (DEM 22.49/share) instead of valuation at their intrinsic value (DEM 34.78/share) of the 3,000,000 shares in Wesumat Holding Aktiengesellschaft (now WashTec AG) granted in connection with the bringing in of the shares in California Kleindienst Holding GmbH.

21. Earnings brought forward and net income

The General Meeting of the group parent company resolved on 28 June 2001 that the net earnings of WashTec AG as at 31 December of DEM 17,978,614 (T€ 9,192) would be used to pay a dividend of DEM 4,636,000 (T€ 2,370) and the remaining net earnings would be carried forward to new account.

22. Pension reserves

The reserves were formed for obligations from entitlements and current benefits to active and former employees and their surviving dependants. Valuation of the reserve of performance-oriented benefit plans is based on the projected unit credit method under IAS 19. The amount of the reserve was calculated using actuarial methods. A discount rate of 6.5% was used up to 31 December 2000 and 6.0% from 1 January 2001. The annual rates of increase in salaries and the cost of living were taken as 1.5%. The biometric basic for the calculation was the Klaus Heubeck "1998 actuarial tables". The likelihood of staff turnover was estimated by age group and gender.

The amounts shown in the balance sheet break down as follows:

	31.12. 2001 in T€	31.12. 2000 in T€
cash value of unfunded obligations	5,335	5,317
unrecorded actuarial losses	-242	-255
Total	**5,093**	**5,062**

In FY 2001 and FY 2000 pension reserves changed as follows:

	2001 in T€	2000 in T€
As at 1.1.	5,062	483
Changes in consolidation	0	4,500
Pensions paid	-307	-262
Transfer	338	341
As at 31.12.	**5,093**	**5,062**

The expense on transfers to pension reserves shown in the income statement breaks down as follows:

	2001 in T€	2000 in T€
Expense on service during the period under review	34	31
Interest expense	304	310
Pension expense	**338**	**341**

The calculation of pension expense was based on the following assumptions:

	2001	2000
Discount rate	6.00%	6.50%
Increase in cost of living index	1.50%	1.50%

23. Tax reserves

Tax reserves of T€ 288 relate to WashTec AG and represent solely income tax for earlier years. Tax reserves of T€ 2,296 relate to WashTec AG for income tax and tax reserves of subsidiaries in France and the UK.

24. Other provisions

Other provisions

	Provisions				Total	
	Part-time-to-pension	Guarantees	other	Period-based debts		
	2001 in T€	2001 in T€	2001 in T€	2001 in T€	2001 in T€	2001 in T€
Status: 01.01.2001	2,003	3,710	8,341	3,934	17,988	12,708
Currency difference	0	0	0	0	0	-26
Transfer	1,052	558	703	889	3.202	13,062
Release	0	-831	-1,245	-1,014	-3,090	-1,582
Income statement	**1,052**	**-273**	**-542**	**-125**	**112**	**11,480**
Drawing	0	-744	-3,852	-2,272	-6,868	-6,174
Status: 31.12.2001	**3,055**	**2,693**	**3,947**	**1,537**	**11,232**	**17,988**
of which short term	**0**	**2,693**	**1,972**	**1,537**	**6,202**	**14,247**
of which long term	**3,055**	**0**	**1,975**	**0**	**5,030**	**3,741**

Other provisions of T€ 3,947 (prev. year: T€ 8,341) relate primarily to long-term repurchase commitments (T€ 1,975) and short-term reorganisation provisions (T€ 972). The drawings were primarily due to severance payments (T€ 2,217). Provisions for repurchase commitments are calculated on a roll-over basis with a term of up to five years. Period-related payables of T€ 1,537 (prev. year: T€ 3,934) relate mostly to legal and consulting costs (T€ 604) and personnel expense (T€ 330). The drawings related mainly to personnel costs (T€ 1,344). The provision for part-time retirement plans was discounted at 6% p.a.

25. Due to banks and similar institutions

Liabilities

	31.12. 2001 in T€	31.12. 2000 in T€
Short term liabilities to credit institutions	89,275	79,467
Long-term liabilities to credit institutions	10,084	14,465
Total	**99,359**	**93,932**

The book value of liabilities essentially constitutes the relevant market value. Long-term loans of T€ 9,861 are secured by mortgages.

The interest rates on bank borrowing in the period under review were as follows:

Interest rates

	< 1 year	1-5 years	> 5 years
31.12.2001	5.9%	5.9%	7.0%
31.12.2000	5.9%	5.9%	7.0%

Weighted effective average interest rate

Convertible loans

	2001	2000
Convertible loans	2.0%	2.0%
Due to credit institutions	5.9%	5.9%

Residual term of long-term liabilities

T€	31.12.2001	31.12.2000
1-2 years	6,990	8,008
2-5 years	2,812	6,161
> 5 years	282	296
Total	**10,084**	**14,465**

Convertible loans

T€	31.12. 2001	31.12. 2000
Short-term convertible loans	155	155
Long-term convertible loans	155	155
Total convertible loans	**310**	**310**

26. Convertible loans

By resolution of the General Meeting of 17 October 1997 the Executive Board was authorised to issue restricted transfer registered convertible bonds with a coupon of 2% a year to 31 December 1998 for a total value of up to DEM 1,000,000 (after the capital increase in accordance with the resolution of the General Meeting of 28 June 2001: DEM 1,029,384, or € 526,316) with a term to at the latest 31 December 2008. The holders of the restricted-transfer registered convertible bonds receive the right to convert each DEM 5 (after the capital increase: DEM 5.1469) par value of a restricted-transfer registered convertible bond into an ordinary share of the company. Holders of the registered convertible bonds may be managers and salaried employees within the meaning of section 5 (3) of the Labour-Management Relations Act and employees in supervisory functions working for the company and companies affiliated with the company. The statutory subscription right of shareholders is excluded. The conversion right can only be exercised three years after the resolution of the Executive Board on allocation of the registered convertible bonds for 50% of the shares to be purchased and five years after for the remaining 50%.

Under article 7.3 of the issue conditions, employees are entitled to convert their convertible bond on the basis of a stock exchange price of DEM 21.92 (€ 11.21). The prevailing conversion price corresponds to this stock exchange price plus 3% p.a. from the day of purchase. In 1997 DEM 770,000 (€ 393,695) of convertible bonds were issued to the Executive Board and senior management. This amount has decreased to € 309,332 as at 31 December 2001. The shareholders' equity share was not shown separately as it is not material.

27. Liabilities

Other liabilities

Other liabilities for taxes and levies include besides payroll tax for December 2001 mainly VAT to be transferred.

Liabilities

T€	31.12. 2001	31.12. 2000
Advance payments on orders	3,951	2,573
Trade payables	16,853	18,825
Liabilities from note financing	1,881	868
Other liabilities		
Maturity < 1 year		
from taxes and levies	5,093	6,233
social security:	2,294	2,336
other liabilities	16,585	12,940
Maturity > 1 year < 5 years	43,006	42,941
Total	**89,663**	**86,716**

The other liabilities with a maturity below one year and between 1-5 years include the following financial leasing obligations:

Other Liabilities

	Cash value 2001 in T€	Cash value 2001 in T€	Cash value 2000 in T€	Cash value 2000 in T€
Maturity < 1 year	4,847	5,883	4,923	4,924
Maturity > 1 year < 5 years	7,056	7,330	8,521	9,556
Total	11,903	13,213	13,444	14,480

Other liabilities with a maturity less than 1 year also include liabilities to employees of T€ 6,431, liabilities from allocation to periods of maintenance contracts of T€ 1,499, liabilities to employers' liability insurance associations of T€ 1,125 and offsetting accounts of T€ 981. **Other liabilities with a maturity between 1-5 years** include the WashTec Holding GmbH interest-free loans as at 1 January 2000 (mezzanine loans) provided by the former shareholders of the California Kleindienst group in the amount of T€ 37,907, covered by agreements for repayment within five years.
As these are interest-free loans, they must be discounted in accordance with IAS. The interest rate is 6%, yielding a present value of T€ 34,738 as at 31 December 2001. The loan agreement gives the company the option to defer payments on 15 January starting in 2002. The deferred rate is then subject to interest at 2.5% above 6-month EURIBOR. The company exercised this option for the first instalment of TDEM 17,000 (T€ 8,692) due on 15 January 2002. The loan is subject to interest in this amount.

Other liabilities with a maturity between 1-5 years also include a loan by the former shareholders of Sherman Supersonic Industries Corp., Mississauga, Canada in the amount of T€ 1,022, repayable in annual instalments of TCAD 1,000.

28. Sales

Sales of T€ 256,157 (prev. year: T€ 267,040) include values for manufacturing orders from the application of the percentage-of-completion method. Sales for this amount to T€ 523 (prev. year: T€ 939). Sales include T€ 4,032 from leases and rental of vehicle washes.

Under existing contracts the minimum income from leasing and rent in the next few years is as follows:

Leases/Rental

< 1 year	1-5 years	> 5 years
T€	T€	T€
1,036	1,810	0

29. Other operating income

Other operating income of T€ 6,213 (prev. year: T€ 6,010) includes primarily income from the write-back of provisions (T€ 3,091), profit on foreign exchange (T€ 912), income from resale of leased vehicles (T€ 824), income from the write-back of individual and global provisions (T€ 775).

30. Cost of materials

Cost of raw materials and supplies and goods purchased for resale includes cost of materials under the percentage-of-completion method amounting to T€ 450.

31. Personnel costs

The decrease in personnel costs results mainly from the reduction in the number of employees in the group as a whole under the implemented reorganisation measures. Personnel costs include expense in the year under review of T€ 1,200 (prev. year: T€ 4,442) for reorganisation measures. Expense on pensions includes transfers from pension reserves (T€ 338) and expense on defined-contribution pension plans (T€ 548).

The annual average number of employees in the group changed as follows:

Average number of employees

	2001	**2000**
Wage-earners	1,106	1,215
Salaried employees	658	623
Total	**1,764**	**1,838**

32. Other operating expenses

The reduction in other operating expenses is connected primarily with a restrictive spending policy throughout the group after the merger of the two subgroups. The increase in vehicle costs is due mainly to higher fuel expenses for service vehicles, a slight increase in repair expenses and a growing fleet in the European subsidiaries.

Other operating expenses break down as follows:

Other operating expenses

T€	2001	2000
Costs of general administration	6,406	6,941
Travel costs	5,184	5,113
Cost of vehicles	3,893	2,636
Legal and consulting costs	2,897	5,234
Advertising and trade fair costs	2,752	2,933
Operating lease costs	2,359	2,702
Fees, royalties and development costs	1,691	1,207
IT costs	1,530	391
Transfer to individual and global provisions on receivables	1,310	2,249
Sales overhead costs	1,182	997
Repairs and maintenance	1,048	1,246
Rentals	668	877
Damage caused by vehicle washes	668	974
Foreign currency differences	515	142
Expense on own patents and industrial property rights	397	299
Public relations	355	337
Loss on disposals of fixed assets	147	268
Other	4,613	9,470
Total	**37,615**	**44,016**

The rise in IT costs results largely from a reclassification of consulting costs in this area. The decrease in transfers to individual and global provisions on receivables is due primarily to the adjustments in the previous year.

33. Results of financial activities

	2001 in T€	2000 in T€
Interest result		
Other interest and similar income	408	699
Interest and similar expenses	-9,595	-8,857
	-9,187	**-8,158**
Other results of financial activities		
Other financial income	71	17
Result of financial activities	**-9,116**	**-8,141**

Other interest and similar income represents exclusively interest income. Interest and similar expenses includes interest from discounting the mezzanine loans of a growing T€ 1,970 (prev. year: a growing T€ 1,859).

34. Taxes on income

In the previous year tax expense was largely from deferred tax liability of T€ 8,392. This is due primarily to the revaluation of the balance on deferred tax asset as at 1 January 2000. Under the Tax Reform Act of 14 July 2000, the average tax rate for

Taxes on income

T€	Assessment base 2001	Tax expense 2001	Assessment base 2000	Tax expense 2000
Expected income tax expense	4,341	1,736	-1,500	-600
Tax differences as a result of different tax rates for subsidiaries in DK, F, NL, UK	0	-143	0	-230
Amortisation of goodwill IAS 1)	2,484	994	2,484	994
Corporation tax reductions due to dividends 2)	0	-189	0	-1,081
Income tax expense from 2000 Tax Reform Act	0	0	0	9,135
Other	0	347	0	167
Total	**6,825**	**2,745**	**984**	**8,385**

deferred taxes in the WashTec Group fell from 55% to 40%, resulting in a one-time adjustment of T€ 9,135.

The previous table shows a calculation comparing the expected and actual tax expenses. To calculate the expected tax expenses, earnings before income taxes were multiplied by a tax rate of 40% for FY 2001 and FY 2000. The tax rate includes 25% for corporation tax and 15% for municipal trade tax.

Ad 1) The goodwill on initial consolidation is a permanent difference and not a temporary difference This is why amortisation has no tax effects.

Ad 2) Profits distributed in the previous years subject to 45% corporate income tax give rise to subsequent corporate income tax refund claims.

The tax expenses break down as follows:

	2001 in T€	2000 in T€
Deferred tax expense	2,612	8,392
Actual tax expense/income	133	-7
Total	**2,745**	**8,385**

35. Earnings per share

Earnings per share under IAS 33 are given by dividing consolidated net earnings by the number of shares issued.

	2001 in T€	2000 in T€
Group net earnings	1,606	-9,851
Weighted average of issued shares (000)	7,600	7,600
Eps in € (undiluted = diluted)	0.21	-1.30

The issued stock options and convertible bonds cannot be exercised due to the provisions of the underlying agreements or counter dilution. For this reason the diluted EPS corresponds to the undiluted EPS.

Dividend per share

The Executive Board and Supervisory Board will recommend to the General meeting on 20 June 2002 payment of a dividend per share of € 0.10 for the year under review. This gives a total dividend of € 760,000.

36. Supplementary information on the cash flow statement

The cash flow statement shows the changes in cash and cash equivalents (cash in hand, cash at banks and short-term liabilities to banks) of the WashTec group during the year under review. Payment flows were broken down in accordance with IAS 7 into operating activities, investing activities and financing activities.

In the year under review income tax payments totalled T€ 687 (prev. year: T€ 4,412) and interest payments T€ 7,624 (prev. year: T€ 6,998).

The current market value of the acquried assets and the assumed debts totaled:

	in T€
Cash and cash equivalents	367
Fixed assets	20
Inventories	406
Receivables	670
Provisions	-63
Liabilities	-1,344
Net assets acquired	**56**
+ Goodwill acquired	829
= Purchase price	885
Less cash and cash equivalents acquired	-367
= Outflows from company acquisition	**518**

Tangible assets capitalised under financial leases amounted to T€ 4,103 (prev. year: T€ 3,846). Additions under financial leases are transactions which do not affect cash flow.

Acquisition of a participating interest in the Netherlands in 2001 resulted in a cash outflow of T€ 518. The initial consolidaton of the California Kleindienst group in 2000 resulted in a cash inflow of T€ 1,884 (see 3, Scope of consolidation).

37. Contingent liabilities and other financial obligations

Guarantees

There are contingent guarantee, rental and performance bonds totalling T€ 6,115 for current orders.

Other financial liabilities

At the balance sheet date there were the following liabilities and terms for operating leases:

Leases/Rental

< 1 year	1-5 years	> 5years	**Total**
T€	T€	T€	T€
2,533	3,949	0	**6,482**

Commitments amount to T€ 3,283. In addition master agreements with a total volume of T€ 358 were agreed over a period of up to three years. The commitment relates exclusively to tangible assets.

Hedging policy and financial derivatives

In the course of its operating activities the WashTec group is exposed to price, interest and currency risks. The company policy is to prevent or limit these risks. All hedging measures are centrally coordinated or implemented.

Forex and interest exposure

All positions which are subject to interest rate and currency risks are evaluated on a monthly basis. The probability of negative developments affecting WashTec is assessed so that action can be taken to avoid, mitigate or shift the respective interest rate and/or currency positions. In the year under review and the previous year no derivative financial instruments were used.

Liquidity exposure

Securing the subsidiaries' solvency at all times is an important corporate goal. The cash position is continuously monitored. Unused credit lines ensure the supply of liquidity. Credit lines for short-term operating purposes have been opened by several German banks for the WashTec group based on joint and several liability of WashTec Holding GmbH and WashTec Cleaning Technology GmbH. Long-term bank debt as at December 31, 2001 is covered by real estate liens. The WashTec Group is financed mainly through WashTec Cleaning Technology GmbH which as the most important operating company also has the largest financing requirements.

Default risk

The theoretical maximum default risk for original financial instruments consists of the value of all receivables less liabilities due to the same debtors. The WashTec group is concerned to minimise del credere exposure as far as possible. Where customer ratings fall short of first class, heavy use is made of credit limits on receivables. The company requires new customers to provide ratings or proof of financing. The Executive Board believes that provisions for bad debts cover the actual default risk.

38. Notes on Segment Reporting

In accordance with IAS 14 (Segment reporting) individual data from the financial statements must be presented for areas of business and regions, where the breakdown is based on internal reporting. Segmentation is designed to make the earning power and prospects for success of the individual groups activities transparent.

The divisions cover the following activities:

- The Cleaning Technology division covers the development, design, production, sale and servicing of automatic cleaning systems for cars, commercial vehicles and rail vehicles.
- The systems business offers system solutions for operating vehicle washes. Finished machines are sold to a leasing company and leased back to rent them to customers, and specifically large operator groups or oil companies under the operator model. Generally, these contracts have a term of 5-6 years.

The WashTec group divisions are active worldwide and are broken down into the following regions: Germany, rest of Europe, Asia/Australia, North America, and South America and other countries (other).

All segment data on the divisions is presented on the same basis as internal management before consolidation. To move to consolidated figures, intragroup items are eliminated in a separate column.

Billing prices to individual group companies are set on the arm's-length principle and are comparable with third-party prices. They also take into account market-specific and economic requirements in the individual regions.

Financial statements by divisions

By division

in T€	2001	2000	2001	2000	2001	2000	2001	2000
	Cleaning Technology		Systems		Consolidation		Group	
External sales	252,125	264,653	4,032	2,387	0	0	256,157	267,040
Intrasegment sales	162	301	0	0	-162	-301	0	0
Changes in inventory, capitalised own work, other income	6,290	2,918	37	33	-29	-28	6,298	2,923
Operating result	**12,328**	**6,028**	**1,129**	**613**	**0**	**0**	**13,457**	**6,641**
Income from interest and financial assets	479	716	0	0	0	0	479	716
Interest and similar expenses	-9,285	-8,704	-310	-153	0	0	-9,595	-8,857
Income from ordinary activities	**3,522**	**-1,960**	**819**	**460**	**0**	**0**	**4,341**	**-1,500**
Taxes on income							-2,745	-8,386
Plus minority interests							10	35
Consolidated net income/loss							**1,606**	**-9,851**
Shareholders' equity	16,259	23,027	66	22	0	0	16,325	23,049
Liabilities	184,368	178,652	5,465	2,758	-502	-453	189,331	180,957
Fixed assets	93,618	98,717	5,945	3,133	0	0	99,563	101,850
Current assets	120,279	117,790	426	291	-502	-453	120,203	117,628
Investment	9,769	110,791	638	4,797	0	0	10,407	115,588
Depreciation	-10,134	-9,911	-1,361	-1,092	0	0	-11,495	-11,003
Expenses not affecting payments, income without depreciation	-6,685	-14,144	0	0	0	0	-6,685	-14,144

Consolidated sales are broken down into the following sales regions within our divisions:

Cleaning Technology	2001 inT	2000 in T€	Change in T€
New machinery	156,720	166,645	-9,925
Spare parts, service	78,682	82,638	-3,956
Second-hand machinery	7,158	7,982	-824
Chemicals	4,254	4,466	-212
Accessories and other	5,311	2,922	2,389
Total	**252,125**	**264,653**	**-12,528**
Systems			
Leasing plant	3,989	1,904	2,085
Other	43	483	-440
Total	**4,032**	**2,387**	**1,645**

Financial statements by region

	Germany in T€	Rest of Europe in T€	North-America in T€	Asia, Australia, South America, other in T€	Group in T€
Book value of tangible assets	45,165	4,341	428	0	**49,934**
Investment in tangible assets	5,442	2,129	35	0	**7,606**
Book value of intangible assets	48,034	1,071	0	0	**49,105**
Investment in intangible assets	988	1,675	0	0	**2,663**

Consolidated sales were made in the following regions:

	2001 in T€	2000 in T	Change in T€
Germany	112,683	120,913	-8,230
Rest of Europe	131,802	138,652	-6,850
Asia/Australia	5,510	1,796	3,714
North America	5,359	4,521	838
other	803	1,158	-355
Total	**256,157**	**267,040**	**-10,883**

Company organs

Executive Board
Mr. Wolfgang Decker,
Executive Board Chairman
Ms. Sabine Decker
Mr. Dietmar Waldemar Mundil

Total remunerations of the Executive Board in FY 2001 were T€ 907. In addition under "Related Party Transactions", licensing payments were made to a member of the Executive Board amounting to T€ 448 for FY 2001. In addition there is a pension commitment for a member of the Executive Board which had a present value of T€ 216 as at 31.12.2001.

In connection with convertible bonds there are loans to Executive Board members amounting to T€ 175, including cumulated interest. The rate of interest is 6% p.a.

Supervisory Board
- Supervisory Board members for the full FY 2001

Dr. Märten Burgdorf, Chairman of the Supervisory Board, Entrepreneur, Swisttal-Heimerzheim

Bernd Kosegarten, Deputy Chairman, independent management consultant, Hamburg
Member of the Supervisory Board of the following companies:
- GENIATEC AG, Hannover (Chairman)
- Anton Heggenstaller AG, Unterbernbach (Chairman)
- NFZ-Norddeutsche Fleischzentrale GmbH, Hamburg (Chairman)
- JENOPTIK EXTEL AG, Jena,

Member of the Supervisory Board of the following companies:
- Personenversicherungen und Finanzdienstleistungen Axa Colonia, Cologne
- Northern Advisory Board of Dresdner Bank AG, Frankfurt.

Prof. Dr.-Ing. Karl Eugen Becker, Gauting
Member of the Supervisory Board of the following companies:
- TÜV Süddeutschland Holding AG, Munich (Chairman)
- Data Modul AG, Munich (Chairman)
- Hans Einhell AG, Landau/Isar

Dr. Peter Brütt, former Chairman of the Board of Management of MAN Roland Druckmaschinen AG, Augsburg
Member of the Supervisory Board of the following companies:
- Epple Druckfarben AG, Neusäss

Dr. Hanno Monauni, corporate lawyer and lecturer, Bad Wimpfen

Robert A. Osterrieth, Director German Venture Advisors Limited, London
Member of the Supervisory Board of the following companies:
- Kleindienst Datentechnik AG, Augsburg (Chairman)
- Pari Capital AG, Munich

Supervisory Board remuneration totalled T€ 114.

The Executive Board released the consolidated financial statements for forwarding to the Supervisory Board on 19 April 2002.

Augsburg, April 19, 2002

WashTec AG

The Executive Board

Wolfgang Decker   Sabine Decker   Dietmar Waldemar Mundil

AUDITORS' REPORT

Following the final result of our audit we have awarded the following unqualified audit report with an explanatory note dated 24 April 2002:

„We have audited the consolidated financial statements prepared by WashTec AG comprising the balance sheet, income statement, statement of changes in equity, statement of cash flow and appendix, for the financial year 1 January – 31 December 2001. The preparation and content of the consolidated financial statements is the responsibility of the company's Executive Board. Our responsibility is to express an opinion on the basis of our audit as to whether the consolidated annual financial statements comply with the International Accounting Standards (IAS).

We have performed our audit of the consolidated annual financial statements in accordance with German law on audits and the Generally Accepted Principles of Auditing issued by the Institut der Wirtschaftsprüfer (IDW). These require that we plan and perform the audit to permit an evaluation with adequate assurance that the consolidated financial statements are free from material misstatements. In the course of the audit the evidence for the valuations and figures in the consolidated annual accounts is examined on the basis of random samples. The audit includes evaluation of the principles of accounting applied and the material estimates by the Executive Board and an appraisal of the overall presentation of the consolidated financial statements. We believe that our audit offers an adequately secure basis for our opinion. It is our belief that the consolidated financial statements accounts give a true and fair view in accordance with the IAS of the assets, liabilities, financial position and income and the payments flows in the financial year.

Our audit, which included the consolidated management report prepared by the Executive Board for the financial year 1 January – 31 December 2001, has not led to any reservations. In our opinion the consolidated management report gives an accurate picture of the position of the group and the risks of future developments. We also confirm that the consolidated financial statements and consolidated management report for the financial year 1 January – 31 December 2001 meet the requirements for releasing the company from the requirement to prepare consolidated financial statements and consolidated management report under German law.

Without qualifying our opinion we note that the continuing existence of the company is threatened by risks presented in the consolidated management report on page 34 Prolongation of the credit line of € 108.8 million, part of which expired at end-December 2001 and part of which will expire in 2002, has not yet been secured."

Munich, 24 April 2002

PriceWaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

S. Mulas (Auditor)	K. Schuster (Auditor)

WashTec CLEANING TECHNOLOGY


2001

FINANCIAL STATEMENTS OF WASHTEC AG

WASHTEC AG, AUGSBURG

MANAGEMENT REPORT FOR THE FISCAL YEAR 2001

1. Business activities of the company

WashTec AG holds equity interests in WashTec Holding GmbH, WESURENT Car Wash Marketing GmbH and WESUCONTROL GmbH. The company is the holding company of the entire WashTec Group and provides legal, financial, marketing and technical services.

2. General information

The capital increase against contribution in kind in the form of the transfer of all shares in California Kleindienst Holding GmbH (now WashTec Holding GmbH) to WashTec AG decided by the extraordinary meeting of shareholders on December 22, 1999 led to the merger of Wesumat and the California Kleindienst Group, which has produced the world's largest supplier of vehicle cleaning technology. In the context of the merger, the operating companies of the two groups, Wesumat Fahrzeugwaschanlagen GmbH and California Kleindienst Autowaschtechnik GmbH, were merged to form WashTec Cleaning Technology GmbH in the year 2000.

The merger of the two organizations provides cost savings potential. Key synergy potential included an improved negotiating position with suppliers due to higher order quantities, the targeted use of shared parts and the pooling and optimization of development activities. Production activities focused on design-to-cost projects and the optimum utilization of existing production capacities. The service organizations in all important distribution markets were adapted to the new requirements with a special focus on higher customer service quality.

With a view to standardizing the operating activities in the individual markets, the Group merged its subsidiaries in Germany, Denmark, Norway and the UK in FY 2000. These standardization efforts were continued in FY 2001 with the merger of the French subsidiaries. Moreover, our Dutch subsidiary took over the former Wesumat dealer organization in the past fiscal year. This means that the market units of the former sales organizations have been placed under joint management in all important sales regions.

WashTec Holding GmbH represents the key equity interest. The structure of this company are described below.

2.1 WashTec Holding GmbH

WashTec Holding GmbH acts as intermediate holding company comprising the key operating equity interests of the WashTec Group. The company's business purpose is to acquire, own and sell equity interests, especially in other companies and real estate, as well as to advise business enterprises. WashTec Holding GmbH provides financial, accounting, controlling, human resources and IT services for all subordinate Group companies. The company's registered office is in Augsburg.
WashTec Cleaning Technology GmbH, Augsburg, an operating subsidiary of WashTec Holding GmbH, is engaged in the production, distribution and maintenance of high-quality car washes as well as commercial vehicle, tram and train washes including the requisite water reclaim systems as well as water tightness test systems for the automotive industry; the company also offers specific services. The range of car washes includes pass-through washes, roll-over washes and DIY wash systems based on different technologies (brush, high-pressure and textile designs). Approximately 50% of all WashTec equipment is sold in Germany using the

brand names of WESUMAT and CALIFORNIA KLEINDIENST while the balance is sold in the European and non-European markets; international distribution has increasingly gained in importance in recent years. Sales in Germany are handled through employed salesmen who are in charge of specific sales areas as well as through master agreements with petrol companies. Foreign sales are handled through local subsidiaries as well as local sales organizations owned by third parties. In addition, the service and spare parts business has increasingly gained in importance in all distribution channels. The international activities clearly offer the most promising growth prospects, given that as yet unused market potential can be tapped there.

Based on the production and distribution of high-quality products and comprehensive customer service, WashTec is the world's leading supplier of cleaning technology. WashTec vehicle washes are manufactured in Augsburg, Schöllkrippen, Houlgate/France and Mississauga/Canada.

2.1.1 Strategy

WashTec's corporate strategy is oriented to boosting earnings and sales on a sustained basis. Key elements of this strategy include:

- High-quality products

  WashTec's strategy is to develop, produce and supply high-quality vehicle washes. The company's management places great importance on manufacturing quality and has committed all suppliers to compliance with the company's high standards of quality.

- Innovations

  WashTec is the leading innovator in the national and international car wash business. The company's ability to achieve fast market penetration is reflected in the following newly developed products:

  · Filter systems which allow the wash water to be reused instead of using expensive fresh water;
  · Juno – currently the fastest roll-over car wash (complete wash and dry cycle takes only 2 minutes and 30 seconds);
  · WS 30, a short car wash requiring little space;
  · SofTecs, a wash material made of foamed non-water-absorbent polyethylene;
  · A modular system of pass-through washes which allows to make optimum use of every location.

- Efficient production operations

  Production is concentrated at Augsburg, Schöllkrippen, Recklinghausen, Houlgate/France, Mississauga/Canada and Tonwanda/USA. The Augsburg plant makes WESUMAT brand roll-over washes, pass-through washes, commercial vehicle washes and train washes as well as water tightness test systems for the automotive industry; the Schöllkrippen plant manufactures CALIFORNIA KLEINDIENST brand roll-over washes; electronics production is based in Recklinghausen; the Houlgate factory produces roll-over washes for the French market as well as commercial vehicle (trucks and buses) washes; the Mississauga facility builds train washes and bus washes; in Tonawanda, car washes are modified for the US market. Manufacturing efficiency is enhanced through intensive cooperation with contract suppliers. The entire value chain is subject to constant improvement.

- Distribution

  In addition to direct sales to petrol station operators and independent operators, car washes are also sold under master agreements with many major petrol companies.

Distribution in Germany is handled through travelling salesmen (employees); their activities are supported by direct customer contacts at management level. Great importance is attached to long-term customer retention. All operating processes at WashTec centre on customer-oriented solutions.

- After-sales service

Customer service is a cornerstone of WashTec's corporate strategy, given that car wash downtimes need to be kept at an absolute minimum. The company uses innovative ideas such as data transfer technology, which enables direct machine communication and error diagnosis. Customer service is increasingly based on fully comprehensive maintenance agreements which help to make operating costs predictable. This trend is also reinforced by customers' increased focus on lifetime costs when it comes to choosing a vehicle wash installation. Apart from technical and spare parts services, WashTec's customer operating concepts.

- Diversification

The train wash market will continue to experience fast growth. In recent years, WashTec has already achieved a leading position in Germany and abroad. The company sees big potential for sale and profit growth in this segment also in the years ahead. In this sector, the company's Canadian subsidiary, Sherman Supersonic Industries Corp., Mississauga, Canada, and WESURAIL UK Ltd., York, England, have established a successful market presence. For the automotive industry, the company offers solutions for water tightness testing and dewaxing of vehicles.

- Internationalization

WashTec's international markets, and Europe in particular, have largely contributed to the sales revenues in recent years. Sales in Asia have been declining noticeably since 1996 due to the unfavourable economic environment; however, the company expects this market to recover in the medium term and has therefore continued its distribution activities in the region. In spring 1999, WashTec decided to start exporting car washes to North America. The requisite type approval was obtained in the year 2000. In 2001, the company reported its first sales and continued to expand its dealer network. WashTec expects considerable sales revenues and profit contributions from car wash sales in the North American market in the coming years; the equipment will be prefabricated in Augsburg and Schöllkrippen for the time being and customized by the American subsidiary, WESUMAT Inc.

- Quality management

WashTec was the first European company in its sector to secure DIN ISO 9001 certification for the development, design, production, distribution, service and maintenance of vehicle wash equipment, train washes, care equipment and water reclaim systems including the requisite periphery and process technology.

In FY 2001, the company was certified to the SCC standard (Safety Certificate Contractors) for the service, assembly and maintenance of vehicle washes, cleaning systems for rail vehicles, care systems, water treatment systems incl. the related peripherals and process technology.

- Environmental management

WashTec was the first European company in its sector to be awarded environmental certification to DIN ISO 14001 for the development, design, production, distribution, service and maintenance of vehicle wash equipment, train washes, care equipment and water reclaim systems including the requisite periphery and process technology. This certification was awarded to the Augsburg plant.

2.1.2 Organization

Via WashTec Holding GmbH, the company holds all shares in WashTec Cleaning Technology GmbH. This company develops, manufactures, distributes and services vehicle and train wash equipment. The company does not maintain an inventory of finished products; all installations are manufactured to order and to individual customer specifications. Reconditioned machines are offered in addition to the new installations. WashTec accepts used machines as trade-ins, and reconditions WESUMAT brand machines for resale.

WashTec sees itself as a developer and assembler and attaches great importance to the flexibility of its manufacturing resources. Pre-assembled units and components make for cost-efficient production of customized installations. WashTec's highly qualified workforce allows for optimum capacity utilization across the different product groups. To ensure prompt delivery and safeguard its high level of quality, WashTec maintains prefabrication capacities for the processing of sheet metal and the production of switchboards.

To push ahead the international expansion, WashTec has established or acquired subsidiaries in France, Spain, Norway, Sweden, Belgium, Denmark, the Netherlands, the UK, Italy, the USA and Canada. The French subsidiary also assembles roll-over washes for the local market; the ELITE commercial vehicle wash range is also manufactured in France. The Canadian subsidiary produces train and bus washes, while the subsidiary in Tonwanda modifies wash equipment for the American market. Moreover, all subsidiaries are in charge of distributing and servicing the vehicle washes.

In recent years, WashTec has made great strides in the German and European train wash markets and has scored sustained year-on-year sales increases. In this context, WashTec has taken over companies in Canada and Britain in 1998 which have proven expertise in these markets. In addition, WashTec is one of the leading providers of systems for testing the water tightness of vehicles to the automotive industry.

2.2 WESURENT Car Wash Marketing GmbH

WESURENT Car Wash Marketing GmbH buys, leases and operates vehicle washes on behalf and on account of third parties, offering a wide range of related services. The company's experts and consultants analyze the location, the existing operation, the competitive situation in the area to determine the relevant capacity and profitability parameters. They will also develop financing models and draw up construction plans. WESURENT Car Wash Marketing GmbH may also act as a general contractor coordinating the activities of the builders and contractors and can also handle the marketing activities for the newly created car wash site. The individual vehicle washes are typically sold by WashTec Cleaning Technology GmbH to a leasing company which then leases the installation to WESURENT Car Wash Marketing GmbH. Working in conjunction with the respective customer, WESURENT Car Wash Marketing GmbH will then operate the facility on behalf and on account of the respective customer.

2.3 WESUCONTROL GmbH

The company's business purpose is registered as: the production and marketing of electrical and electronic components and devices as well as all related services including software development. The company's registered office is in Augsburg. The company was dissolved according to a resolution by the annual general meeting of March 20, 2001. The respective entry in the Commercial Register was applied for on September 27, 2001.

3. Market and sector overview

The market for vehicle wash equipment in the Federal Republic of Germany is mainly characterized by replacement sales. Newly installed equipment is usually of a very high quality. In 2001, petrol companies in Germany throttled their capital spending on new vehicle wash equipment and extended the useful lives of their existing machines. Sales in European markets outside Germany – which were also characterized by weak capital spending on the part of the large oil companies – were clearly below the previous year's level.

Competition

The German and international vehicle wash equipment industry is composed of a small number of competitors. Official statistics are not available. One of WashTec's key competitors in Germany is Otto Christ AG (Memmingen). In the international market, there are also CECCATO SPA (Italy), ISTOBAL SA (Spain), OY TAMMERMATIK AB (Finland) and Ryko Manufacturing Company Inc. (USA). According to WashTec's own research, the company has a market share of approx. 60% in Europe (based on the total installed base of vehicle wash equipment) and approx. 30% worldwide.

4. State of the company

WashTec AG holds equity interests in WashTec Holding GmbH and WESURENT Car Wash Marketing GmbH. A control and profit and loss transfer agreement has been concluded between WESURENT and WashTec AG. The company's profitability is, however, largely dependent on dividend payments by WashTec Holding GmbH, which comprises the Group's operating business. The operating company, WashTec Cleaning Technology GmbH, is linked to WashTec Holding GmbH through a control and profit and loss transfer agreement. The shareholding structure as well as the assets and financial situation remained unchanged from the previous year.

4.1 Assets and financial situation

Fixed assets refer almost exclusively to the shares in WashTec Holding GmbH, which represent roughly 96% of the total assets (previous year: approx. 91%). They were largely (previous year: fully) covered by medium and long-term capital.

The decline in current assets and deferred items primarily refers to claims on affiliated companies. The decline is mainly due to the inflow of funds from the dividend claim against WashTec Holding GmbH reported as per December 31, 2000. The company used these funds to reduce some of its liabilities towards affiliated companies.

Several German banks have extended working capital credit lines in a total amount of € 108.8 million to the WashTec Group. These credit lines have a remaining term of up to one year and a considerable portion is available to the Group until further notice.

The following table shows the major changes relating to the company's assets and finances:

Assets and financial situation

	Dec. 31, 2001		Dec. 31, 2000		Change
	€	%	€	%	€
ASSETS					
Fixed assets	101,395,604	95.99	101,505,410	90.74	-109,806
Current assets and deferred items	4,239,078	4.01	10,363,618	9.26	-6,124,540
TOTAL ASSETS	**105,634,682**	**100.00**	**111,869,028**	**100.00**	**-6,234,346**
EQUITY CAPITAL AND LIABILTIES					
Equity capital	97,548,985	92.35	100,263,629	89.63	-2,714,644
External capital	8,085,697	7.65	11,605,399	10.37	-3,519,702
Total equity capital and liabilities	**105,634,682**	**100.00**	**111,869,028**	**100.00**	**-6.,234,346**

The following table compares the P+L figures for the fiscal years 2001 and 2000 and identifies the changes:

Earnings situation

	Jan 1- Dec 31, 2001	Jan 1- Dec 31, 2000	Change
	€	€	€
Sales revenues	1,817,765	2,316,279	-498,514
Other operating revenues	2,992	46,081	-43,089
Gross performance	**1,820,757**	**2,362,360**	**-541,603**
Personnel expenses	1,283,395	1,412,215	-128,820
Amortization and depreciation	63,282	63,019	263
Other operating expenses	1,605,514	2,228,966	-623,452
Operating result	-1,131,434	-1,341,840	210,406
Income from equity interests	0	6,769,344	-6,769,344
Income from profit transfer	359,345	25,004	334,341
Financial result	-118,411	-60,509	-57,902
Result from ordinary business activities/Earnings before tax	-890,500	5,391,999	-6,282,499
Taxes on corporate income and business profits	546,204	-1,224,152	-1,770,356
Other taxes	0	-1,475	1,475
Profit/loss for the year	**-344,296**	**4,169,322**	**-4,513,618**

4.2 Earnings situation

The sales revenues of the company are exclusively comprised of contributions for legal, financial, controlling, technical and marketing services rendered to the WashTec Group.

Personnel expenses declined by approx. 9% compared to the previous year. The company's headcount averaged 8 in the period compared to 12 in the previous year.
The decline in staff numbers was attributable to the transfer of the general accounting, personnel accounting and IT departments to WashTec Holding GmbH in FY 2000.

Other operating expenses mainly comprised the items shown in the following table:

Other operating expenses

	2001 T€	2000 T€	Change T€
Legal and consulting costs	883	1,599	-716
Public relations	355	341	14
Remuneration payable to the Supervisory Board	114	115	-1
Other personnel expenses	66	51	15
Travel expenses	44	34	10
Insurance	39	35	4
Entertaining expenses	8	16	-8
Bank fees	7	11	-4
Leasing expenditure	6	10	-4
Postage and telephone	0	1	-1
Value adjustments of receivables	0	1	-1
Miscellaneous	84	15	69
Total	**1,606**	**2,229**	**-623**

As in the previous year, other operating expenses primarily comprised legal and consulting costs incurred in connection with the restructuring of the Group.
Income from equity interests primarily reflect an advance dividend paid by WashTec Holding GmbH in the amount of T€ 5,624.

Income from profit transfer agreements exclusively stemmed from WESURENT Car Wash Marketing GmbH. The relation between income tax and the result on ordinary activities in FY 2001 differs from the relation in FY 2000 due to changes in expenditure resulting from differences in the imputed profit appropriation.

5. Risks inherent in the future development

The actual operations are handled by WashTec Cleaning Technology GmbH and the foreign Group companies as well as by WESURENT Car Wash Marketing GmbH.
For this reason, the forward-looking risk discussion relates to all companies which are directly or indirectly controlled by WashTec AG.

By virtue of the business purpose, WashTec AG is directly and/or indirectly exposed to the following material risks which are detailed below in accordance with the operating functions they relate to:

1. Distribution/market:
   - Dependence on major customers
   - New orders
   - Duration of tenders
   - Margin changes
   - Competition

2. Production:
   - Production sites
   - Quality management
   - Environmental management
   - Selection of suppliers

3. Personnel:
   - Industrial relations
   - Employee fluctuation
   - Impact of sick days on operating ability

4. Legal:
   - Patents and licenses

5. Finances:

- Liquidity
- Credit lines
- Bad debts
- Interest and currency rate risks.

WashTec maintains a risk monitoring system which comprises the following risk avoidance, risk mitigation and risk shifting measures as well as monitoring activities for the residual risks. The process of assessing and treating risks is regularly monitored and updated, at least quarterly. The risk management system is integrated into the quality management and controlling of the WashTec Group.

1. Distribution/market:

- Manufacturers of vehicle wash equipment are faced with a highly concentrated demand in a market where more than 75% of the purchasing decisions are directly or indirectly influenced by the petrol companies. WashTec addresses this risk by spreading its sales activities evenly across the customer spectrum and seeks to ensure that no single customer pools more than 10% of new equipment sales.

- Orders and shipments are subject to strong seasonal fluctuation. The sales activity focuses on the second half of the year, which accounts for a large amount of annual sales. Numerous internal adjustments are made to take account of these strong capacity fluctuations.

- WashTec seeks to secure master contracts for the supply of vehicle wash equipment from all major petrol companies. The petrol companies typically put out their contracts to tender and then negotiate the terms based on the offers received.

- WashTec analyzes the margin development by products / product groups, customers / customer groups and sales areas / sales regions on a monthly basis.

2. Production

- WashTec's production sites are located in Augsburg, Schöllkrippen and Recklinghausen (WashTec Cleaning Technology GmbH), Houlgate/France (WashTec France S.A.S.), Mississauga/Canada (Sherman Supersonic Ind. Corp.) and Tonawanda, USA. The low level of vertical integration and the highly qualified employees allow for the production capacities to be adjusted swiftly to changes in demand.

Augsburg: The Augsburg plants produce all WESUMAT brand roll-over washes, pass-through washes and train washes. The plants at Argonstraße and Gubener Straße additionally make water tightness test systems for the automotive industry. The entire R&D activities are also concentrated in Augsburg. The plants have a 35-hour working week; an internal agreement allows for flexible working weeks of between 26 and 42 hours.

Schöllkrippen: The Schöllkrippen factory makes all CALIFORNIA KLEINDIENST brand roll-over washes. The factory's working hour agreement is comparable to the Augsburg plants.

Recklinghausen: This plant produces electronic controls and vehicle washes.

Houlgate: The Houlgate factory makes WESUMAT brand commercial vehicle washes for the world market and also assembles roll-over washes for the French market using components made in Augsburg.
The Houlgate plant has a 35-hour working week and an internal agreement allowing for flexible working weeks of between 31 and 39 hours.

Mississauga: This factory makes train and bus washes primarily for the North American market.

Tonawanda: The Tonawanda plant adapts pre-assembled washes to American standards and specific customer needs.

Production in Augsburg, Schöllkrippen and Houlgate is carefully coordinated to ensure optimum utilization of existing production capacities so that the risk of uncovered overhead can be avoided to the greatest possible extent.

- In 1993 WashTec was the first European company in its sector to secure DIN ISO 9001 certification. This quality management certificate has been renewed at regular intervals. The French subsidiary is also certified to DIN ISO 9002.

- WashTec was the first European company in its sector to be awarded environmental certification to DIN ISO 14001. This certification was awarded to the Augsburg plants.

- The company systematically evaluates the quality management and environmental management reports in order to identify and assess all relevant risks residing in the business processes and to initiate improvements where appropriate.

- WashTec's suppliers typically produce components according to specifications and plans provided by WashTec and undertake to deliver optimum quality on a just-in-time basis. WashTec has at least two suppliers for every important part. Procurement bottlenecks and shortages can largely be avoided thanks to the company's close cooperation with its suppliers in line with its quality management and environmental management policies. In order to remain flexible on the production and procurement side, WashTec does not award long-term contracts to its suppliers. Nevertheless, the company has a large number of reliable suppliers who have successfully cooperated with the company in recent years.

3. Personnel

- The employees of WashTec Holding GmbH and its German subsidiaries are included in collective bargaining agreements.

- The number of employees giving notice, their reasons for leaving and the affected departments are analyzed based on reports from the personnel departments; the insights thus gained are used to redefine the operating requirements.

- Sick days and absent days are equally analyzed based on reports from the personnel departments so that undesirable trends can be counteracted to the extent that they can be influenced.

4. Legal affairs

- The business activities conducted by WashTec are highly dependent on the company owning, or having been granted licenses to use, the patents for the production of the vehicle wash equipment. A considerable part of these patents is owned by the companies themselves or they have been granted long-term licenses which give WashTec exclusive use of the respective rights. Furthermore, WashTec is interested in protecting its patents effectively on an international scale and spends considerable amounts on safeguarding these rights.

5. Finances

- Securing the subsidiaries' solvency at all times is an important corporate goal. The company has therefore implemented cash management systems which identify potential bottlenecks in time and ensure that appropriate steps are taken.

As of December 31, 2001, short-term working capital credit lines totalling € 108.8 million (previous year: € 107.3 million) were available to WashTec AG, WashTec Holding GmbH, WashTec International GmbH, WashTec Cleaning Technology GmbH, VPL Verbundpartner Leasing GmbH and WashTec UK Ltd. at several German banks. Of this total amount, € 95.5 million were utilized as per the closing date. Earmarked for short-term operating purposes, these credit lines have been opened by several banks based on joint and several liability of WashTec Holding GmbH and WashTec Cleaning Technology GmbH. Long-term bank debt as at December 31, 2001 are covered by real estate liens. The WashTec Group is financed mainly through WashTec Cleaning Technology GmbH which, being the most important operating company, has the largest funding requirements.

The financial stability and the continuation of the operations of the main operating subsidiary, WashTec Cleaning Technology GmbH, as well as of WashTec Holding GmbH and the Group will depend on the continued availability of the short-term working capital credit lines during FY 2002. Moreover, WashTec Holding GmbH has loans from former shareholders totalling € 37.9 million. These loans, which have a term of one to four years, will weigh on the financial situation of the company and the Group in the coming years.
A further concentration on the customer side in the form of a merger between Shell and DEA on the one hand and Aral and BP on the other hand could delay the investment projects of these oil companies.
A risk of liquidity bottlenecks therefore exists for the company.

- WashTec seeks to limit its exposure to customers at the lowest possible level. Unless customers have a first-class credit standing, credits are limited and the company requires proof of liquidity or financing from new customers.

- All positions which are subject to interest rate and currency risks are evaluated on a monthly basis. The likelihood of negative developments affecting WashTec is assessed so that action can be taken to avoid, mitigate or shift the respective interest-rate and/or currency positions.

6. Employees

In fiscal 2001, the company employed an average of 8 people (previous year: 12). The decline in staff numbers compared to the previous year was due to the transfer of employees and tasks to WashTec Holding GmbH.

7. A look back on 2001

The difficult market conditions prevailing in the year 2000 continued to make themselves felt in FY 2001. Due to the merger negotiations in the German oil industry, which were concluded only at the end of the year, investment propensity remained weak. The expected recovery of the market failed to materialize.

The company reached its cost-cutting targets and continued to optimize its internal and external processes.

The workforce was reduced further; the necessary adjustments to the lower market volume have been planned and will be implemented on a timely basis in 2002.

8. Outlook

The company expects the spending restraint on the part of the large oil companies to continue in the first six months of FY 2002. The market is not expected to recover before the second half of the year.

The planned restructuring measures will be implemented on a timely basis and should result in positive profit contributions early in the year 2002.

The international operations will be continued at a high level, with the last year's strategic business start-ups in Italy and the USA expected to gain in importance in the medium term.

In conjunction with the international marketing measures initiated in FY 2001, the streamlined product range in the truck and commercial vehicles segment will result in rising sales.

Balance sheet as at 31 December 2001

ASSETS	12/31/2001 €	12/31/2000 €
A Fixed assets		
I. Intangible assets		
Concessions, industrial property rights and similar rights and assets and licenses in such rights and assets	34,811	64,520
II. Tangible assets		
Operating and office equipment	1,303	4,708
III. Financial assets		
Shares in group companies	101,359,490	101,436,182
	101,395,604	**101,505,410**
B. Current assets		
I. Receivables and other assets		
1. Receivables from affiliated companies	1,096,177	7,848,826
2. Other assets	3,110,752	2,482,089
II. Cash and cash equivalents	6	558
	4,206,935	**10,331,473**
C. Accrued and deferred items	**32,143**	**32,145**
	105,634,682	**111,869,028**

In FY 2002, WashTec will present a new generation of roll-over washes, which will once again testify to the company's ability to innovate, which, together with a customer-oriented market approach and the continued expansion of the service activities, will form the basis for sustainable corporate success.

Augsburg, April 2002

WashTec AG

The Executive Board

Wolfgang Decker Sabine Decker Dietmar Waldemar Mundil

	12/31/2001 €	12/31/2000 €
A Shareholders' equity		
I. Share capital Authorised capital € 4,857,273 (previous year € 4,857,273)	20,000,000	19,429,091
II. Capital reserve	71,071,310	71,642,218
III. Net earnings	6,477,675	9,192,320
	97,548,985	**100,263,629**
B. Provisions and accruals		
1. Pension reserves	187,341	174,666
2. Tax reserves	466,809	1,201,050
3. Other accruals	568,405	559,111
	1,222,555	**1,934,827**
C. Liabilities		
1. Bonds	309,332	309,332
2. Due to banks	625,679	14,725
3. Trade payables	332,769	220,703
4. Due to affiliated companies	4,007,693	8,133,825
5. Other liabilities	1,587,669	991,987
	6,863,142	**9,670,572**
	105,634,682	**111,869,028**

Profit and loss account for the period January 1 to December 31, 2001

	12/31/2001 €	12/31/2000 €
1. Sales	1,817,765	2,316,279
2. Other operating income	2,992	46,081
3. Personnel costs		
a) Wages and salaries	-1,225,656	-1,332,547
b) Social security contributions and pension and benevolent expense (of which for pensions € 12,675; prev. year € 15,339)	-57,739	-79,668
	-1,283,395	-1,412,215
4. Depreciation of intangible and tangible fixed assets	-63,282	-63,019
5. Other operating expenses	-1,605,514	-2,228,966
6. income from participating interests	0	6,769,344
(of which from group companies € 0; prev. year € 6,769,344)		
7. Income from profit transfers	359,345	25,004
8. Other interest and similar income	16,017	16,501
9. Amortisation on financial investments	-76,692	0
10. Interest and similar expenses	-57,736	-77,010
11. Result from ordinary activities	**-890,500**	**5,391,999**
12. Taxes on income	546,204	-1,224,152
13. Other taxes	0	1,475
14. Net loss/income for the year	**-344,296**	**4,169,322**
15. Net earnings brought forward	**9,192,320**	**7,374,941**
16. Dividend payment	**-2,370,349**	**-2,351,943**
17. Net earnings	**6,477,675**	**9,192,320**

Changes in fixed assets for the period January 1 to December 31, 2001

	Purchase or manufacturing costs				Cumulated depreciation				Additions	Disposals
	01/01/2001 €	Additions €	Disposals €	12/31/2001 €	**01/01/2001** €	Additions €	Disposals €	12/31/2001 €	12/31/2001 €	12/31/2000 €
Intangible assets										
Patents and licences	15,671	0	0	15,671	15,670	0	0	15,670	1	1
Software	264,509	30,168	0	294,677	199,990	59,877	0	259,867	34,810	64,519
	280,180	30,168	0	310,348	215,660	59,877	0	275,537	34,811	64,520
Tangible assets										
Operating and office equipment	15,720	0	0	15,720	11,012	3,405	0	14,417	1,303	4,708
Financial assets										
Shares in group companies	101,436,182	0	0	101,436,182	0	76,692	0	76,692	101,359,490	101,436,182
	101,732,082	30,168	0	101,762,250	226,672	139,974	0	366,646	101,395,604	101,505,410

NOTES TO THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT FOR FY 2001

I. GENERAL

Financial statements

The annual financial statements of WashTec AG have been drawn up in accordance with the provisions of the German Commercial Code (HGB) for a large joint stock corporation within the meaning of section 267 (3) and the supplementary provisions of sections 150 et seq. of the German Companies Act (AktG). Article 11 of the Articles do not list any regulations deviating from these standards.

Legal relationships

The object of the company is to acquire, hold and sale shares in other companies, and specifically to exercise the function of a holding company within the WashTec group of companies.

The General Meeting on 28 June 2001 resolved an increase in the capital stock from the company's funds of DEM 1,116,600 from DEM 38,000,000 to the present DEM 39,116,600. The General Meeting also resolved on the conversion of the capital stock to Euro, so that the capital stock of the company is now € 20,000,000.

The registered office of the company is Argonstrasse 7, in 86153 Augsburg.

II. ACCOUNTING AND VALUATION PRINCIPLES

Intangible assets include purchased EDP programs and patents and licences whose useful life is set at three years. These are valued at cost less scheduled straight-line depreciation.

Tangible assets relate solely to office furniture and equipment and are valued at cost less cumulated depreciation. Depreciation is taken over a five-year period using the straight-line method. Minor-value assets are written off in the year of acquisition.

Shares in affiliated companies are valued at cost less write-downs in accordance with section 253, para. 2 sentence 3 HGB.

Receivables and other assets are shown at nominal value.

Pension reserves represent the discounted value from an actuarial opinion in accordance with section 6a German Income Tax Act (EStG) using the current 1998 Dr Heubeck actuarial tables.

Other provisions are calculated to allow for all identifiable risks and obligations whose amount is uncertain. The expense on profit-sharing relates to bonuses to the Executive Board and senior managers and was calculated on the basis of the underlying contracts. Formation of provisions for stock options was not required as a result of the development in the WashTec share price.

Liabilities are carried at the respective repayment amounts.

There were no receivables or liabilities in foreign currency at the balance sheet date.

Sales and expenses from passed-on costs are in compliance with contractual agreements.

In accordance with section 278 HGB, taxes were calculated on the basis of the proposal for the appropriation of profit. Pursuant to the relevant Corporation Tax Reform provisions this results in a reduction in corporation tax for the year of distribution of 1/6 of the amount of the dividend in the event of distribution of taxed "former reserves".

III. NOTES TO THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. Notes to the balance sheet

Fixed assets

The changes in fixed assets of WashTec AG are shown in the table on p. 82. The following comments apply to the direct participating interests (see table Page 85).

WashTec Holding GmbH

The company's objects are to acquire, hold and sell equity interests, especially in other companies and real estate, and to advise business enterprises. The object of the company is also to exercise the function of a holding company in the WashTec group of companies. The company's registered office is in Augsburg.

WashTec Holding GmbH is the holding company for the main operating equity interests of the WashTec Group.

The annual financial statements of WashTec Holding GmbH for the period ending 31 December 2001 show sales from group overheads of T€ 5,544 (prev. year T€ 9,151) and net income of T€ 5,840 (prev. year: T€ 13,426). As at 31 December 2001 the company had equity capital of T€ 26,034 (prev. year: T€ 20,194).

WESURENT Car Wash Marketing GmbH

The objects of the company are leasing vehicle washes including all associated products, operating vehicle washes including all associated services on own account and for the account of third party, buying and selling vehicle washes and all ancillary fittings and equipment, and drawing up marketing concepts for the above activities. The company's registered office is in Augsburg.
In its annual financial statements for the period ending 31 December 2001 WESURENT Car Wash Marketing GmbH showed sales of T€ 4,018 and unchanged shareholders' equity of T€ 51. The earnings transferred to Wash Tec AG for FY 2001 amounted to T€ 359.

WESUCONTROL GmbH

The subsidiary was formed on 10 August 1998. The capital stock is DEM 250,000. Of this the company has taken a stake of DEM 150,000 or 60% of the shares.

The company's objects were the production of and trading in electrical and electronic components and devices as well as all related services, e.g. software production. The company's registered office is in Augsburg.

The liquidation of the company was notified to the Commercial Register court in the notarial document of 27 September 2001.

As at 31 December 2001 the subsidiary showed a loss of T€ 32 on sales of T€ 19, which is not covered by shareholders' equity. In the past financial year WESUCONTROL GmbH made a net loss of T€ 25.

The shares in WESUCONTROL GmbH were written down to € 1 as at 31 December 2001.

Our company has direct and indirect participating interests in the following companies:

Direct and indirect participating interests

Company		Share of capital, employees		Sales	Net earnings (before assumption of profit/loss)	Shareholders' equity	Book value of participating interest
Parent company	Participating interest	%	Emps.	T€ 2001	T€ 2001	T€ 2001	T€ 2001
WashTec AG	WashTec Holding GmbH, Augsburg	100.0	46	5,545	4,866	25,060	101,308
WashTec AG	WESURENT car wash marketing GmbH, Augsburg	100.0	5	4,018	359	51	51
WashTec AG	WESUCONTROL GmbH, Augsburg	60.0	0	19	-25	-32	0
Indirect participations through WashTec Holding GmbH (Holding GmbH)							
Holding GmbH	WashTec Cleaning Technology GmbH, Augsburg	100.0	1,155	181,339	7,443	24,533	82,286
Holding GmbH	WashTec International GmbH (formerly California Kleindienst International Beteiligungsgesellschaft mbH), Augsburg	100.0	1	0	-486	1,406	3,344
Holding GmbH	VPL Verbundpartner Leasing GmbH, Augsburg	100.0	3	911	477	62	52
Holding GmbH	WashTec Benelux B.V., Zoetermeer, Netherlands	100.0	36	9,577	1,159	2,509	2,500
Holding GmbH	California Kleindienst Limited, Wokingham, England	100.0	0	0	0	-236	1
Indirect participations through WashTec International GmbH (formerly California Kleindienst International Beteiligungsgesellschaft mbH (CK International))							
WashTec International GmbH	WESUMAT Inc. (formerly: WashTec Inc.), Tonawanda, USA	100.0	2	1,504	-832	-1,255	108
WashTec International GmbH	WashTec Italia Srl., Rome, Italy	100.0	2	1,272	-358	-258	100
WashTec International GmbH	WashTec Denmark A/S, Hedehusene, Denmark	100.0	96	22,279	131	1,284	1,171
WashTec International GmbH	WashTec France S.A. (formerly WESUMAT France S.A. and CK France S.A.S.), Houlgate, France	100.0	188	34,151	-7,751	-7,315	1,468
Indirect participations through WashTec Cleaning Technology GmbH (WTCT)							
WTCT	Wesumat Belgium S.A., Lasne, (Ohain), Belgium	100.0	0	92	-22	1	35
WTCT	WashTec UK Ltd., Great Dunmow, UK	100.0	135	21,909	625	6,322	379
WTCT	WashTec Biltvättar AB, Helsingborg, Sweden	100.0	7	5,017	8	234	247
WTCT	WashTec Cleaning Technology Espana S.A., Madrid, Spain	100.0	25	5,131	3	69	82
WTCT	Wesurail (UK) Ltd., York, UK	100.0	12	3,427	30	245	217
WTCT	Wesumat Fahrzeugwaschanlagen Ges.m.b.H., Vienna, Austria	100.0	0	0	-2	6	0
WTCT	Sherman Supersonic Industries Corp., Mississauga, Ontario, Canada (including the sub-participation Tonawanda)	100.0	43	4,613	-46	-1,566	1,012
WTCT	Markus Spolka z.o.o., Cracau, Poland (inactive)	50.0	0	0	0	0	1
WTCT	WESUMAT Hungaria Kft, Budapest, Hungary	40.0	44	1,324	-3	43	87

Receivables from affiliated companies

The receivables from affiliated companies shown in the present annual financial statements comprise:

Receivables from affiliated companies

	31. Dec. 2001 €	31. Dec. 2000 €
WashTec Holding GmbH		
Trade receivables	626,148	1,368,905
Payments transactions clearing account	-2,537,995	4,140,825
VAT within the framework of the control agreement	2,936,973	2,228,298
	1,025,126	**7,738,028**
WESURENT Car Wash Marketing GmbH		
Receivables from profit transfer	359,345	25,004
Trade receivables	38,199	45,566
VAT within the framework of the control agreement	326,508	67,375
	724,052	137,945
Less:		
liabilities from payment offsets	-653,001	-27,147
	71,051	**110,798**

All liabilities are due within one year.

Other assets

Other assets totalling T€ 3,111 (prev. year: T€ 2,482) include T€ 305 of receivables from employees, primarily due to loans to the Executive Board (T€ 175) and senior executives (T€ 125) to purchase convertible bonds. The loans have a maximum term to 31 December 2008 and bore interest of 6% p.a. during the period under review. They were issued in December 1997.

Other assets also include claims for tax refunds totalling T€ 2,806. The advance dividend paid by WashTec Holding GmbH in December 2000 gives rise to claims for refunds of corporation tax and investment income tax.

Remaining other assets are due within one year.

Shareholders' equity

Capital stock

The capital stock as at 31 December 2001 was increased in accordance with the resolution of the General Meeting on 28 June 2001 through a capital increase from company funds (in accordance with the provisions of the German Companies Act) by DEM 1,116,600 from DEM 38,000,000 to DEM 39,116,600. This was done by transforming an amount of DEM 1,116,600 from the capital reserves in accordance with section 266 (3 A II) HGB into capital stock. The capital increase was carried out without issuing new shares. It was subsequently resolved that the capital stock denominated in DEM, existing authorised capital and existing contingent capital be converted to Euro at the conversion rate for DEM/EUR of 1.95583:1 set by the European Council in accordance with Art. 109 I (4) of the Treaty of Rome in combination with the Regulation of 31 December 1998. As a result the capital stock of the company is € 20,000,000, divided into 7,600,000 shares. The corresponding entry in the Commercial Register was made on 6 August 2001.

Capital reserve

The capital reserve as at 31 December 2001 declared as a result of the capital increase from company funds in accordance with the resolution of the General Meeting of 28 June 2001 by € 570,909 to € 71,071,310. The capital reserve is the result of the premium on the 3,000,000 shares issued in accordance with the General Meeting resolution of 22 December 1999 as a result of the bringing in of the shares of WASHTEC Holding GmbH and the premium of former shareholders and the IPO on 12 November 1997.

Authorised capital

Authorised capital I
The Executive Board of the company is authorised to increase the capital stock of the company with the approval of the Supervisory Board up to 16 October 2002 by issuing new shares for cash or contributions in kind, once or more up to a total of € 3,681,302.

Authorised capital II
The Executive Board of the company is authorised to increase the capital stock of the company with the approval of the Supervisory Board up to 16 October 2002 by issuing new shares for cash or contributions in kind, once or more up to a total of € 1,175,971.

Contingent capital

Contingent capital I
The capital stock of the company is conditionally increased by up to € 526,316 divided into 200,000 no par shares. The contingent capital increase will only be carried out if the holders of convertible bonds issued in accordance with the resolution of the General Meeting on 17 October 1997 exercise their conversion right and the increase is required for conversion in accordance with the conversion conditions.

Contingent capital II
The capital stock of the company is conditionally increased by up to € 1,210,526 divided into 460,000 no par shares.

The contingent capital increase is solely for the purpose of granting stock option to members of the Executive Board of the company and senior management of companies affiliated with the company, and to employees (including senior management) of the company and companies affiliated with the company. The shareholders have no statutory subscription right to the option rights. The contingent capital increase must only be carried out to the extent that holders of issued option rights exercise these rights. The new shares are entitled to share in the profit of the company from the beginning of the financial year in which they come into being through the exercise of option rights. With the approval of the Supervisory Board the Executive Board was authorised to set further details for implementing the contingent capital increase, unless option rights are issued to members of the Executive Board of the company; in this case the further details for implementing the conditional increase will be set by the Supervisory Board.

The breakdown of the maximum allocation is shown below:

Option holders	No. of option rights no.
Executive Board	up to 120,000
Employees of the company or companies affiliated with the company	340,000, plus any allocation not used up by the Executive Board
Total	**460,000**

As at 31 December 2001 the option rights were assigned as follows:

Option holders	No. of option rights no.
Executive Board	80,000
Employees of the company or companies affiliated with the company	60,000
Total	**140,000**

In accordance with section 218 German Companies Act (AktG), the contingent capital of a plc is increased in the same ratio as the increase in capital stock through a capital increase from company funds. Contingent capital I now stands at € 526,316 and contingent capital II at € 1,210,526 in accordance with the resolution of the General Meeting on 28 June 2001.

Legal reserve

No transfer was made to legal reserve in accordance with section 150 AktG as the capital reserve exceeds one-tenth of the capital stock.

Earnings brought forward and net income

The General Meeting of the company resolved on 28 July 2001 that the net earnings of DEM 17,978,614 as at 31 December would be used to pay a dividend of DEM 4,636,000 and the remaining net earnings would be carried forward to new account. The amount of the dividend is virtually unchanged from the dividend distributed in the previous year for 1999. As a result the earnings carried forward are reduced to DEM 13,342,614 or € 6,821,971. At the same time WashTec AG made a net loss in the past financial year of € 344,296. Net earnings as at 31 December 2001 accordingly amount to € 6,477,675.

Pension reserves

The pension commitment relates to a member of the Executive Board and has been carried by WashTec AG since 1 January 1999.

Liabilities have the following terms to repayment:

Residual terms

Residual terms	<1 year T€	>1< 5 years T€	Total T€
Due to banks	626	0	626
Trade payables	333	0	333
Liabilities from convertible loans	155	155	310
Other liabilities	1,588	0	1,588
Total	**2,702**	**155**	**2,857**

Tax reserves

Tax reserves include T€ 124 for corporation tax and T€ 199 municipal trade tax, both from the tax office audit. This item also includes land purchase tax of T€ 123 from the reorganisation of the WashTec Group on 1 January 2000.

Other provisions

Other provisions relate primarily to legal and advisory costs for consulting in connection

with a capital increase in 2000 (T€ 256), profit-sharing (T€ 137), costs of financial statements (T€ 133) and tax advice (T€ 32).

Liabilities

Liabilities to affiliated companies relate exclusively to WashTec Cleaning Technology GmbH. They are the result of payments offsets.

Other liabilities:

Other liabilities relate primarily to VAT still to be transferred (T€ 1,337),withholding tax (T€ 187) payroll tax (T€ 52), and social security contributions (T€ 7).

No liabilities are secured by liens on land or similar rights.

Convertible loans

By resolution of the General Meeting of 17 October 1997 the Executive Board was authorised to issue restricted transfer registered convertible bonds with a coupon of 2% a year to 31 December 1998 for a total value of up to DEM 1,000,000 (after the capital increase in accordance with the resolution of the General Meeting of 28 June 2001: DEM 1,029,384, or € 526,316) with a term to at the latest 31 December 2008. The holders of the restricted-transfer registered convertible bonds receive the right to convert each DEM 5 (after the capital increase: DEM 5.1469) par value of a restricted-transfer registered convertible bond into an ordinary share of the company. Holders of the registered convertible bonds may be managers and salaried employees within the meaning of section 5 (3) of the Work Council Constitution Act and employees in supervisory functions working for the company and companies affiliated with the company. The statutory subscription right of shareholders is excluded. The conversion right can only be exercised three years after the resolution of the Executive Board on allocation of the registered convertible bonds for 50% of the shares to be purchased and five years after for the remaining 50%.

Under article 7.3 of the issue conditions, employees are entitled to convert their convertible bond on the basis of a stock exchange price of DEM 21.92 (€ 11.21). The prevailing conversion price corresponds to this stock exchange price plus 3% p.a. from the day of purchase. In 1997 DEM 770,000 (€ 393,695) of convertible bonds were issued to the Executive Board and senior management. This amount has decreased to € 309,332 as at 31 December 2001.

2. Contingent liabilities and other financial obligations

The company is liable jointly and severally for various financial commitments under leasing contracts of WESURENT Car Wash Marketing GmbH. The monthly obligations amount to T€ 20 and run until 2005 at the latest. The total financial obligations under the leasing contracts are T€ 290.

The company has assumed joint liability for loans to WashTec Holding GmbH by its former shareholders totalling € 37.9 million.

3. Notes to the profit and loss account

Sales

The sales revenues of the company are exclusively comprised of contributions for legal, financial, controlling, technical, marketing and IT services rendered to WashTec Holding GmbH and WESURENT Car Wash Marketing GmbH.

Personnel costs

Personnel costs in FY 2001 were T€ 1,283, down from T€ 1,412 in the previous year. The decrease in personnel costs is partly due to the reduction in the average number of employees from 12 in the previous year to 8 in FY 2001.

Other operating expenses

Of other operating expenses, € 883,000 relate to legal, consulting and annual financial statements costs, € 355,000 to PR costs. Other expenses are remuneration of the Supervisory Board, travel costs and other administrative costs.

Income from participating interests

Income from participating interests in the previous year (including prorated corporation tax) of T€ 6,769 (including prorated corporation tax of T€ 1,145) relates to the advance distribution by WashTec Holding GmbH on 31 December 2000.

Income from profit transfer

Income from profit transfer agreements was exclusively from WESURENT Car Wash Marketing GmbH.

Interest and similar expenses

Interest and similar expenses result primarily from interest payments to the tax office of T€ 20 in the context of a tax office audit and current account overdrafts of T€ 32.

Amortisation on financial investments

The participating interest in WESUCONTROL GmbH was written down to a residual book value of € 1.

Taxes on income

Income tax expense for earlier years was increased by T€ 225 on the basis of the results of the tax office audit for tax years 1996-1999. In addition, tax reserves for earlier years were adjusted for the provisional assessment, leading on balance to tax income.

Based on the negative tax income for FY 2001, there is a loss carry-forward for corporation tax, resulting in tax income.

For other information we refer to the notes on accounting and valuation methods.

IV. OTHER NOTES AND INFORMATION

Number of employees

The annual average number of employees changed as follows:

Salaried employees

	2001	2000	1999
Salaried employees	8	12	20

Company organs

Executive Board

Mr. Wolfgang Decker, Executive Board Chairman
Ms. Sabine Decker
Mr. Dietmar Waldemar Mündil.

Total remuneration of the Executive Board in FY 2001 was T€ 907.

In connection with convertible bonds there are loans to Executive Board members amounting to T€ 175, including cumulated interest.

Members of the Supervisory Board

Dr. Märten Burgdorf, Chairman of the Supervisory Board, Entrepreneur, Swisttal-Heimerzheim

Bernd Kosegarten, Deputy Chairman, independent management consultant, Hamburg
Member of the Supervisory Board of the following companies:

- GENIATEC AG, Hannover (Chairman)
- Anton Heggenstaller AG, Unterbernbach (Chairman)
- NFZ-Norddeutsche Fleischzentrale GmbH, Hamburg (Chairman)
- JENOPTIK EXTEL AG, Jena

Member of the Advisory Board of the following companies:

- Personenversicherungen und Finanzdienstleistungen Axa Colonia, Cologne
- Northern Advisory Board of Dresdner Bank AG, Frankfurt

Prof. Dr.-Ing. Karl Eugen Becker, Gauting
Member of the Supervisory Board of the following companies:

- TÜV Süddeutschland Holding AG, Munich (Chairman)
- Data Modul AG, Munich (Chairman)
- Hans Einhell AG, Landau/Isar

Dr. Peter Brütt, former Chairman of the Board of Management of MAN Roland Druckmaschinen AG, Augsburg
Member of the Supervisory Board of the following companies:
- Epple Druckfarben AG, Neusäss

Dr. Hanno Monauni, corporate lawyer and lecturer, Bad Wimpfen

Robert A. Osterrieth, Director, German Venture Advisors Limited, London
Member of the Supervisory Board of the follollowing companies:
- Kleindienst Datentechnik AG, Augsburg (Chairman)
- Pari Capital AG, Munich

Supervisory Board remuneration in FY 2001 totalled T€ 114.

Group companies and participating interests

Consolidated financial statements

The company draws up consolidated financial statements as the ultimate parent company of the largest group of companies included in the consolidation. The consolidated financial statements cover all companies in which WashTec AG directly or indirectly holds more than 50% of the shares. The consolidated financial statements for the period ending 31 December 2001 are deposited with the Augsburg Municipal Court and published in the Federal Gazette.

Statement in accordance with section 160 (1) No. 8 AktG

On 2 January 2002 the company received the following notification under section 21 para. 1 WpHG (Securities Trading Act), which was correspondingly published on 4 January 2002 in issue no. 2 of the Stock Exchange Gazette:

"We hereby notify you in accordance with section 25 para. 1 WpHG that the company has received the following notifications in accordance with section 21 para. 1 WpHG on 2 January 2002:

1. Edelmar Vermögensverwaltung GmbH, Kardinal-Faulhaber-Strasse 10, 80333 Munich, notified WashTec AG, Argonstrasse 7, 86153 Augsburg, that the voting share of Edelmar Vermögensverwaltung GmbH, with registered office in Munich, Kardinal-Faulhaber-Strasse 10, in WashTec AG with registered office in Augsburg has fallen below the 25% limit through transfers on 27 December 2001 and now represents 21.90%,

2. Augias Vermögensverwaltung GmbH, Kardinal-Faulhaber-Strasse 10, 80333 Munich, notified WashTec AG, Argonstrasse 7, 86153 Augsburg, that the voting share of Augias Vermögensverwaltung GmbH, with registered office in Munich, Kardinal-Faulhaber-Strasse 10, in WashTec AG with registered office in Augsburg has exceeded the 5% limit through acquisition on 27 December 2001 and now represents 5.36%,

3. Archernar Vermögensverwaltung GmbH, Kardinal-Faulhaber-Strasse 10, 80333 Munich, notified WashTec AG, Argonstrasse 7, 86153 Augsburg, that the voting share of

Archernar Vermögensverwaltung GmbH, with registered office in Munich, Kardinal-Faulhaber-Strasse 10, in WashTec AG with registered office in Augsburg has exceeded the 10% limit through acquisition on 27 December 2001 and now represents 12.21%,

We hereby notify you in accordance with section 25 para. 1 WpHG that the company has received the following notifications in accordance with section 22 para. 1 WpHG on 2 January 2002:

1. Hamburger Stiftung zur Förderung von Wissenschaft und Kultur, c/o Mera Grundstücksges.mbH, Grosse Bleichen 8, 20354 Hamburg, notified WashTec AG, Argonstrasse 7, 86153 Augsburg, that the voting share of Augias Vermögensverwaltung GmbH, with registered office in Munich, Kardinal-Faulhaber-Strasse 10, of 5.36% in WashTec AG since 27 December 2001 is held in trust for Hamburger Stiftung zur Förderung von Wissenschaft und Kultur, c/o Mera Grundstücksges.mbH, Grosse Bleichen 8, 20354 Hamburg, Hamburger Stiftung zur Förderung von Wissenschaft und Kultur, c/o Mera Grundstücksges.mbH, Grosse Bleichen 8, 20354 Hamburg, accordingly holds 5.36% of the voting shares in WashTec AG and exceeded the 5% limit on this date,
2. Schroder German Buy-Out Limited Partnership, c/o Schroder German Venture Managers Limited, 22 Church Street, Hamilton 11, HM, Bermuda, notified WashTec AG, Argonstrasse 7, 86153 Augsburg, that the voting shares of Archernar Vermögensverwaltung GmbH with registered office in Munich, Kardinal-Faulhaber-Strasse 10, representing 12.21% of WashTec AG have been held in trust since 27 December 2001 for Schroder German Buy-Out Limited Partnership, c/o Schroder German Venture Managers Limited, 22 Church Street, Hamilton 11, HM, Bermuda. Schroder German Buy-Out Limited Partnership, c/o Schroder German Venture Managers Limited, 22 Church Street, Hamilton 11, HM, Bermuda, accordingly holds 12.21% of the voting shares in WashTec AG and exceeded the 10% limit on this date."

Proposed dividend

The Executive Board and Supervisory Board will recommend to the General Meeting on 20 June 2002 the payment of a dividend of € 0.10 per share.

Augsburg, March 2002

WashTec AG

The Executive Board

Wolfgang Decker | Sabine Decker | Dietmar Waldemar Mundil

AUDITORS' REPORT

Following the final result of our audit we have awarded the following unqualified audit report with an explanatory note dated 24 April 2002:

"We have audited the annual financial statements including the accounting and management report of WashTec AG for the fiscal year ending 31 December 2001. The accounting and the preparation of the annual financial statements and management report in compliance with the provisions of German commercial law are the responsibility of the Executive Board of the company.

We have performed our audit of the annual accounts in accordance with section 317 of the German Commercial Code and the Generally Accepted Principles of Auditing issued by the Institut der Wirtschaftsprüfer (IDW). Under these the audit must be planned and carried out to enable identification with adequate certainty of inaccuracies and violations having a material effect on the presentation of a true and fair view of the assets, liabilities, financial position and profit through the annual financial statements in accordance with generally accepted accounting principles and through the management report. In determining the audit procedures, account is taken of knowledge of the activities and the economic and legal environment of the company and expectations regarding possible errors. In the course of the audit the effectiveness of the internal control system was reviewed, as was the evidence for the figures in the annual financial statements and management report, mostly on the basis of random samples. The audit includes evaluation of the principles of accounting applied and the material estimates by the Executive Board and an appraisal of the overall presentation of the annual financial statements and management report. We believe that our audit offers an adequately secure basis for our opinion. Our audit did not give rise to any objections.

In our opinion, the financial statements with due regard to generally accepted accounting principles give a true and fair view of the assets, liabilities, financial position and the income of the company. The management report gives an accurate picture of the position of the company and the risks of future developments.

Without qualifying our opinion we note that the continuing existence of the company is threatened by risks presented in the management report on page 83 Prolongation of the credit line of € 108.8 million, part of which expired at end-December 2001 and part of which will expire in 2002, has not yet been secured."

Munich, 24 April 2002

PriceWaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

S. Mulas (Auditor)

K. Schuster (Auditor)

Editorial information

Published by:

WashTec AG
Argonstraße 7, D-86153 Augsburg

P.O. Box 11 11 69, D-86147 Augsburg

Phone: +49 (0)821 5584 0
Fax: +49 (0)821 5584 1204

info@washtec.de · www.washtec.de

Concept and Layout:
Lemke & Partner, Düsseldorf

Text:
Haubrok Investor Relations, Düsseldorf

WashTec
CLEANING TECHNOLOGY


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IMPORTANT DATES IN 2002



May 6	Annual accounts press conference Munich
End of May	Publication of the report on Q1 2002
June 20	Annual general meeting Kurhaus Göggingen, Augsburg
End of August	Publication of the 2002 interim report
September 18-21	Automechanika Frankfurt am Main
End of November	Publication of the report on Q3 2002

WashTec AG · Argonstraße 7 · D-86153 Augsburg
P.O. Box 11 11 69 · D-86147 Augsburg
Phone +49 8 21/55 84-0 · Fax +49 8 21/55 84-12 04
washtec@washtec.de · www.washtec.de